As filed with the Securities and Exchange Commission on July 14, 2006
Registration Statement No. 333- XXXXXXX

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REGISTRATION STATEMENT
ON
FORM S-1
UNDER
THE SECURITIES ACT OF 1933
BERLINER COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware	75-2233445	4812
(State or other jurisdiction of	(I.R.S. Identification Number)	(Primary Standard Industrial
incorporation or organization)		Classification Code Number)
20 Bushes Lane
Elmwood Park, N.J. 07407
Telephone (201) 791-3200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Richard Berliner
Chief Executive Officer
20 Bushes Lane
Elmwood Park, N.J. 07407
Telephone (201) 791-3200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to:
Quentin Faust, Esq.
Andrews Kurth LLP
1717 Main Street, Suite 3700
Dallas, Texas 75201
Telephone (214) 659-4400
Approximate Date of Commencement of Proposed Sale to the Public: At such time or times after the effective date of this registration statement as Old Berliner shall determine.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
Securities to be Registered	Registered	Price per Unit Price	Aggregate Offering Fee	Registration
Common Stock, par value $0.00002 per share	13,781,414	$0.55	$7,579,777 (1)	$811.04

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated July 14, 2006
PROSPECTUS
BERLINER COMMUNICATIONS, INC.
13,781,414 Shares of Common Stock
     This prospectus relates to the distribution of 13,781,414 shares of common stock (the “Distribution Shares”) of Berliner Communications, Inc., a Delaware corporation, held by Old Berliner, Inc., a Delaware corporation (“Old Berliner”), that are to be distributed to the stockholders of Old Berliner pursuant to a plan of liquidation or dissolution of Old Berliner. This prospectus also covers the resales by certain of our affiliates of shares that they receive in the distribution by Old Berliner. As used in this prospectus, “we,” “us,” “our” and similar expressions refers to Berliner Communications, Inc. and its subsidiaries.
     Old Berliner may also offer our shares that it holds from time to time directly or through one or more underwriters, broker-dealers or agents, on the Over the Counter Bulletin Board, in the over-the-counter market at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to Old Berliner or otherwise. We will not receive any proceeds from the distribution of the Distribution Shares by Old Berliner or the separate sales by Old Berliner and the selling shareholders described herein.
     We will pay the expenses related to the registration of the shares covered by this prospectus.
     Our common stock is traded on the Over the Counter Bulletin Board under the symbol “BERL.OB” The closing sale price on OTCBB on May, 26, 2006, the last day on which our common stock traded on the OTCBB, was $0.55 per share.
     Investing in the common stock offered by this prospectus is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 8.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is      , 2006

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the SEC’s registration rules for a delayed or continuous offering and sale of securities. Under the registration rules, using this prospectus and, if required, one or more prospectus supplements, Old Berliner may distribute the shares of common stock covered by this prospectus. The shares covered by this prospectus include 13,781,414 shares of common stock. This prospectus also covers any shares of common stock that may become issuable as a result of stock splits, stock dividends or similar transactions.
     A prospectus supplement may add, update or change information contained in this prospectus. We recommend that you read carefully this entire prospectus, especially the section entitled “Risk Factors” beginning on page 8, and any supplements before making a decision to invest in our common stock.
 i

PROSPECTUS SUMMARY
     This summary highlights important information about this offering and our business. It does not include all information you should consider before investing in our common stock. Please review this prospectus in its entirety, including the risk factors and our financial statements and the related notes, before you decide to invest. Unless otherwise noted, the terms the “Company,” “Berliner,” “BCI,” “we,” “us” and “our” refer to Berliner Communications, Inc. and its consolidated subsidiaries.
Our Company
     We were originally incorporated in Delaware in 1987 as Adina, Inc. Adina’s corporate existence was permitted to lapse in February of 1996 and was subsequently reinstated as eVentures Group, Inc. in August of 1999. In December of 2000, eVentures changed its name to Novo Networks, Inc. and in September of 2005, Novo changed its name to Berliner Communications, Inc.
     On February 18, 2005, we entered into an asset purchase agreement with Old Berliner, Inc. (“Old Berliner”, formerly known as Berliner Communications, Inc.) and BCI Communications, Inc., a Delaware corporation and our wholly-owned subsidiary, whereby BCI Communications, Inc. acquired (the “Acquisition”) the operations and substantially all of the assets and liabilities of Old Berliner. References to “we,” “us,” “our” or the Company in this prospectus, unless indicated otherwise, are references to Berliner Communications, including our subsidiary BCI Communications, and include the historic operations of Old Berliner.
     Since the Acquisition was settled through the issuance of a controlling interest in our common stock, Old Berliner is deemed to be the acquirer for accounting purposes and adopted the accounting year end of June 30. Furthermore, since we were deemed to be a shell company prior to the Acquisition, purchase accounting was not applied. Therefore, the transaction was accounted for as a reverse acquisition and recapitalization of Old Berliner.
     We are a leading contractor to the wireless communications industry operating throughout the United States providing a wide range of services. Our core activities include real estate, site acquisition and zoning; infrastructure equipment construction and installation; radio frequency and network design and engineering; radio transmission base station installation and modification; and in-building network design, engineering and construction. We provide some or all of these services to our customers, most of which are companies in the wireless telecommunications and/or data transmission industries as well as to utility companies and governments. Our customers rely on us to assist them in planning, site location and leasing.
An Overview of Our Industry, Markets and Products
     Founded in 1995, Old Berliner originally provided wireless carriers with comprehensive real estate site acquisition and zoning services. Over the course of the following 10 years, the service offerings were expanded to include radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modification and project management services. With the consummation of the Acquisition, our subsidiary, BCI Communications, Inc. carries on the historical operations of Old Berliner.
     Real Estate Site Acquisition and Zoning. We began our business providing primarily real estate site acquisition services that generally involve acting as an intermediary between telecommunications companies and owners of real estate and other facilities. In order to build and expand their networks, such companies require locations that have direct access to highways and roads to mount their antennas and equipment. The telecommunications companies are typically able and willing to pay fees for the rights to place their equipment in such strategic locations. Facility owners, on the other hand, are eager to earn additional income from their properties, which have access to mobile traffic. We generate fees by introducing telecommunications companies and real estate managers. We identify appropriate properties, negotiate the transactions and handle the administrative details. We also use our accumulated knowledge and relationships to assist in the planning and installation of the telecommunication facilities, and offer customers assistance in acquiring all necessary permits, entitlements and approvals that may be required by municipalities. We also prepare all zoning applications that may be needed, attend any necessary hearings and obtain any required land use permits to begin installation. During such a phase, we work to build community support for wireless infrastructure and services and respond to any community protests or concerns. Outsourcing this function often keeps carriers out of the public eye during potentially controversial and emotional responses from community members and potential customers. Project management includes vendor management, project preparation and engineering and construction coordination.
     Infrastructure Equipment Construction and Installation. As the wireless telecommunications industry changed rapidly during the mid-1990’s, we adapted by adding infrastructure equipment construction and installation services to our suite of offerings. The quality of the installation work in a system build-out is one of the most critical aspects of its performance. Once the necessary site acquisition steps have been completed, materials to construct a tower are ordered from a fabricator. Installation can involve clearing sites, laying foundations, bringing in utility lines and installing shelters and towers. Once finished, equipment installation is performed, as well as any landscaping of the site. The tower is now ready to be put into service once the remainder of the network is completed. Installation may start once the preliminary work has been completed and the individual “cell site” or switch location is ready to be built. We manage everything from “one-off” to “long-range” installation projects, which involve various facets of the telecommunications business. Every site is tested with a simulation to see what levels of line loss exist and how the transmission systems perform.
     Radio Frequency and Network Design and Engineering. Toward the end of the 1990’s, we saw that the industry was undergoing additional changes and took the opportunity to enter yet another service area. Specifically, we noticed that companies in the wireless industry were reducing their engineering services staff in order to cut internal costs, but were still in need of such services. In response, we added radio frequency and network design and engineering services to our portfolio by purchasing Wireless Systems Consulting, Inc. in December 1997. As a result of that acquisition, our service offerings were expanded to include designing and engineering wireless networks based on the radio frequency that will be used, the types of transmission equipment and technology that will be employed and the power that will be required by the system. Wireless network designs are based on projected subscriber density, traffic demand and desired coverage area. The initial system design is intended to optimize available radio frequency and to result in the highest possible signal quality for the greatest portion of projected subscriber usage base within existing technical constraints. Based on such initial guidelines, potential sites are identified and ranked. This process is known as identifying “search rings.”
     Radio Transmission Base Station Modification. We are currently performing cellular base station upgrades and modifications for wireless telecommunications carriers. This work involves upgrades to existing hardware as well as adding new hardware such as radios, duplexers, power systems and site controllers, and is essential for enhancing network capacity and paving the way to the deployment of 3G, and even fourth generation (“4G”), systems. In order to minimize the impact on existing wireless customers, most of the upgrade or modification work must be performed at night during a so-called “maintenance window” between the hours of 11:00 PM and 5:00 AM. Carriers generally entrust this kind of work only to trained, capable vendors who can reliably and successfully complete the work at each site during such timeframes.
     In-Building Network Design, Engineering and Construction. We offer complete in-building solutions that involve distributed antennae for wireless coverage in malls, shopping centers, office buildings and airports and may include voice services (using cellular or personal communications services (“PCS”) and wireless private branch exchange (“PBX”) technologies), data services (including 802.11 (2.4 and 5 GHz)), enhanced coverage for safety spectrum (police, fire and rescue) and wireless primary and secondary broadband backbones, synchronous optical networks (“SONET’s”) and campus connections.
     Project Management. We also supervise all of the efforts associated with a project, whether it involves one or more of the foregoing services or a “turn-key” solution, so the carrier can ultimately broadcast from the newly configured site. Project management includes vendor management, project preparation and engineering and construction coordination.
The Distribution
     Old Berliner holds 13,857,814 shares of our common stock as a result of the Acquisition. Those shares represent substantially all of the assets of Old Berliner. In the Asset Purchase Agreement that was entered into to effect the Acquisition, we agreed to cause such shares to be registered at our expense upon the request of Old

Berliner. Old Berliner’s board of directors has determined it to be in the best interest of Old Berliner to dissolve Old Berliner and distribute its assets to its shareholders and has requested that we effect this registration so that the shares distributed to its shareholders will be freely tradable after the liquidating distribution.
     After making any necessary provisions for the satisfaction of the claims of creditors or other liabilities, Old Berliner will distribute to each of its shareholders approximately 0.66 shares of our common stock for every one share of Old Berliner stock held by such shareholder. The shares received by the Old Berliner shareholders pursuant to the distribution and this prospectus will be freely tradable. The Old Berliner shareholders may sell the shares of our common stock they receive in the distribution at prevailing market prices or privately negotiated prices. See “Plan of Distribution.”
     Old Berliner and we believe that the distribution of our shares to Old Berliner’s shareholders will be an advantage to us as it will result in a larger base of holders of our shares and a substantially greater number of our shares available for sale in the public market. We hope that this will reduce volatility in the public trading price of our shares, increase liquidity for our shareholders and generate greater interest in our company in the public market, though we cannot assure you that we will be able to realize any of these benefits. We will not receive any proceeds from the distribution to or subsequent sale by the shareholders of Old Berliner of our shares of common stock.
Dissolution of Old Berliner
     As consideration for the acquisition of the assets of Old Berliner, we issued 13,857,814 shares of our common stock to Old Berliner. As of the date of this prospectus, Old Berliner intends to distribute substantially all of the shares of our common stock that it holds to its stockholders of record on [___] pursuant to its Plan of Liquidation and Dissolution. Old Berliner has no independent operations and no significant assets other than the shares of our common stock.
     Prior to the dissolution of Old Berliner, Old Berliner’s board of directors will determine the amounts reasonably sufficient under Delaware law to be set aside as a contingency reserve, including the estimated expenses of the dissolution. Specifically, Old Berliner’s board of directors will pay or make reasonable provision to pay all claims and obligations, including all contingent, conditional or unmatured contractual claims known to Old Berliner, will make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against Old Berliner which is the subject of a pending action, suit or proceeding to which Old Berliner is a party, and will make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to Old Berliner or that have not arisen but that, based on the facts known to Old Berliner, are likely to arise or to become known to Old Berliner within ten years after the date of dissolution.
     Old Berliner anticipates that at the time of dissolution, it will not have sufficient liquid assets to satisfy its creditors and pay the expenses associated with the dissolution. As of June 2, 2006, cash and cash equivalents of Old Berliner totaled approximately $14,300. Old Berliner currently estimates that as of the anticipated closing date of the dissolution it will be required to reserve for its creditors and expenses of dissolution an amount equal to approximately $52,500. Because its liquid assets are not sufficient to cover its liabilities and expenses, Old Berliner may sell in the public market, or otherwise, such number of shares of our common stock that will be sufficient to generate cash to satisfy such claims and cover such expenses. Old Berliner expects that it will be necessary to retain a portion of its liquid assets to pay liabilities that may arise after the dissolution. No assurance can be given whether any amounts reserved by Old Berliner would ultimately be distributed to the stockholders and, if distributed, when such distribution would occur, nor can it be certain that the amounts reserved for claims and expenses will be adequate to pay all claims arising after the dissolution.
     Due to the uncertainties as to the precise net realizable value of its remaining assets and the ultimate settlement amount of its liabilities, as well as fluctuations in our common stock price, it is impossible for Old Berliner to ascertain the aggregate number of shares of our common stock and cash that will be distributed to its stockholders pursuant to the Plan of Liquidation and Dissolution. However, Old Berliner currently estimates that approximately 13,781,414 shares of our common stock will be available for distribution to Old Berliner stockholders, after payment of known liabilities and expenses associated with the dissolution and otherwise. The actual value of assets available for distribution, if any, could be substantially less, depending on a number of factors including (1) unknown liabilities or claims, (2) unexpected or greater than expected expenses and (3) a decline in the price of our common stock prior to the settlement of Old Berliner’s outstanding liabilities. If the amount reserved by Old Berliner to satisfy the claims of its creditors is not sufficient to cover all valid claims and Old Berliner stockholders have received a distribution of our common stock, Old Berliner stockholders may be liable to any creditors with a valid unsatisfied claim against Old Berliner. The liability of Old Berliner stockholders will be limited to the lesser of their pro rata share of such claims and the aggregate amount they received in the distribution.
Resales by Affiliates
     Mr. Richard B. Berliner, our Chief Executive Officer and Chairman of our Board of Directors, is expected to receive approximately 4,287,542 of our shares in the distribution by Old Berliner. Also, affiliates of Greenhill Capital Partners are expected to receive approximately 5,246,869 of our shares in the distribution by Old Berliner. Mr. Berliner is an affiliate of ours due to his position on the board, his position as our Chief Executive Officer and his ownership of our shares. Greenhill Capital Partners may also be deemed an affiliate of ours after the distribution by Old Berliner because of its ownership of approximately 30.8% of our shares. In addition to the distribution of the shares by Old Berliner, this prospectus relates to subsequent sales by each of Mr. Berliner and the affiliates of Greenhill Capital Partners in the public market of shares they receive in the distribution. See “Plan of Distribution” and “Selling Stockholders and other Principal Shareholders.”
     The prospectus also relates to sales of our shares by Old Berliner after the distribution for its own account to generate sufficient cash reserves to satisfy any claims of creditors or other expenses incidental to the distribution or dissolution and to completely liquidate its assets for final distribution to its shareholders.
     Mr. Berliner, the affiliates of Greenhill Capital Partners or Old Berliner may sell their common shares at prevailing market prices or privately negotiated prices.
     Our principal executive offices are located at 20 Bushes Lane, Elmwood Park, New Jersey 07407, and our telephone number is (201) 791-3200.

Selected Financial Data
     The following table presents consolidated selected financial information. The statement of operations data for six months ended June 30, 2005 and the years ended December 31, 2004, 2003 and 2002 and the balance sheet data as of June 30, 2005, December 31, 2004 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2001, and 2000, and the balance sheet data as of December 31, 2001, and 2000, have been derived from our audited consolidated financial statements that are not included herein. The statement of operations data for the nine months ended March 31, 2006 and 2005, and the six months ended June 30, 2004, and the balance sheet data as of March 31, 2006, and June 30, 2004, has been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the data for such periods. The results of operations for the interim periods are not necessarily indicative of the operating results for the entire year or any future period.
     Since the Acquisition was settled through the issuance of a controlling interest in our common stock, Old Berliner is deemed to be the acquirer for accounting purposes and adopted the accounting year end of June 30. Furthermore, since we were deemed to be a shell company prior to the Acquisition, purchase accounting was not applied. Therefore, the transaction was accounted for as a reverse acquisition and recapitalization of Old Berliner.
     The information included in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.
Statements of Operations Data:

	Nine months ended		Six months ended
	March 31,		June 30,		Year ended December 31,
	2006	2005	2005	2004	2004	2003	2002	2001	2000
Revenues	$28,312	$11,615	$10,196	$7,422	$15,286	$17,956	$22,939	$39,508	$26,656
Gross margin	7,023	4,140	2,857	2,495	5,681	4,857	4,504	8,742	8,806
Operating income (loss)	194	(1,081)	(1,090)	(611)	(775)	(1,667)	(4,753)	(2,639)	1,556
Net income (loss) applicable to common shareholders (1)	(19,591)	(1,156)	(1,191)	(628)	(837)	5,061	(6,730)	(3,673)	(1,195)
Net income (loss) applicable to common shareholders (1) per common share
Basic and diluted	$(1.58)	$(7.36)	$(2.36)	$(9.31)	$(12.41)	$91.27	$(166.39)	$(90.81)	$(29.59)

Weighted average number of common shares outstanding
Basic and diluted	12,375,299	157,084	504,438	67,414	67,414	55,446	40,449	40,449	40,381

Balance Sheet Data:

	March 31,		June 30,		December 31,
	2006	2005	2005	2004	2004	2003	2002	2001	2000
Current assets	$10,443	$5,250	$6,687	$4,334	$4,567	$6,405	$8,732	$15,507	$19,093
Total assets	11,158	6,173	7,516	5,036	5,193	7,244	10,031	17,459	21,216
Current liabilities	8,795	3,798	5,455	3,233	3,887	4,850	4,493	6,350	7,069
Long-term debt	187	325	254	720	431	683	187	9,796	8,832
Shareholders’ equity	2,176	2,051	1,807	1,083	874	1,711	(5,408)	1,313	5,314

(1)	On September 16, 2005, we recorded a deemed dividend of approximately $19.9 million due to the reduction in the conversion price of our outstanding convertible preferred stock in computing net loss applicable to common stockholders. The deemed dividend on preferred stock was recorded as the excess of the fair value of the consideration transferred to the preferred holders over the carrying value of the preferred stock on our balance sheet prior to the conversion. This amount is deemed to represent a return to the preferred holders and therefore, is treated in a manner similar to dividends paid to holders of preferred stock in the calculation of earnings per share.

RISK FACTORS
     An investment in our common stock involves significant risks. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock. Many of the risks discussed below have affected our business in the past, and many are likely to continue to do so. These risks may materially adversely affect our business, financial condition, operating results or cash flows, or the market price of our common stock. Each of these risk factors could adversely affect the value of an investment in our common stock.
We, in essence, are an early stage company. Therefore, in light of its anticipated significance, our business prospects are difficult to evaluate.
     We continue at this time to function, in essence, as an early stage company. We expect to continue to struggle with capital constraints, limited market presence, inadequate processes and systems, limited customer and supplier relationships, intense demands on management resources and limited insight into industry trends and conditions that may exist or emerge, among other things. Further, as an early stage company, it is impossible to accurately determine whether our business model is viable over the long term.
     To progress beyond an early stage company, we will need to do the following:
•	adapt and successfully execute an evolving and unpredictable business model;

•	attract necessary working capital;

•	establish, train and manage a larger and more productive workforce;

•	develop meaningful customer and vendor relationships;

•	provide services that consistently meet customer demands in a rapidly evolving industry;

•	implement and improve operational, financial and management systems and processes;

•	respond effectively to competitive developments; and

•	otherwise manage and adapt to changing operations.
     As a result, our prospects must be considered in light of the many risks, expenses, delays and difficulties encountered by companies in their early stages of development. It is important to note that the growth we seek is extremely rare.
We may need additional financing, almost immediately, to grow our business.
     Our current operations may not be sufficient to allow us to pursue our business strategy on a long-term basis. We may elect to seek additional working capital to expand our operations. Such working capital may not be available to us on commercially reasonable terms, or at all. To the extent we are unable to increase our working capital assets, our growth, and potentially our viability, could be jeopardized.
We have a history of losses and we anticipate that our combined operations will generate losses in the short term.
     With the exception of a one-time gain due largely to the extinguishment of debt, we incurred net losses for the years ended December 31, 2002, 2003, and 2004. We incurred a net loss in 2002 in the amount of $5.1 million. We did have net income of $5.4 million for the year ended December 31, 2003, but it resulted from a gain on the extinguishment of a debt of $7.2 million. For the year ended December 31, 2004, we incurred a loss of $836,800 and we incurred a net loss of $1.2 million for the six months ended June 30, 2005. Among other things, our status as a public company will significantly contribute to our operating costs. We anticipate that we will generate operating losses until we are successful in generating significant additional revenues to support our level of operating expenses. We cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase, perhaps materially, in the future.
Since the percentage of our revenues derived from construction-related activities continues to increase, our gross margins may suffer.
     We historically earned lower relative gross margins on engineering and construction-related activities. We typically performed our own network design-related, site acquisition-related services and hired subcontractors to perform engineering and construction services under our direct management. Subcontracted work generally carries lower profit margins than self-performed work. Our construction-related services have proportionally increased over the past several quarters. If the proportion of construction-related services we deliver continues to increase, then our gross margins and net income may suffer.
We generate a substantial portion of our revenues from a limited number of customers, and if our relationships with such customers were harmed, our business would suffer.
     For the three months ended March 31, 2006, we derived 93% of our total revenues from our six largest customers and for the three months ended March 31, 2005, we derived 88% of our total revenues from our four largest customers. For the nine months ended March 31, 2006, and 2005, we derived 88% and 90%, respectively, of our total revenues from our six largest customers. For the years ended December 31, 2004, and 2003, we derived 87% and 85%, respectively, of our total revenues from our six and four largest customers, respectively. We believe that a limited number of clients will continue to be the source of a substantial portion of our revenues for the foreseeable future. Key factors in maintaining our relationships with such customers include, for example, our performance on individual contracts and the strength of our professional reputation. As consolidation continues in the wireless service industry, we may become dependent on a smaller number of customers. To the extent that our performance does not meet client expectations, or our reputation or relationships with one or more key customers are impaired, our revenues and operating results could be materially harmed.
If we experience delays and/or defaults in customer payments, we could be unable to cover all expenditures.
     Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from our customer in amounts insufficient to cover expenditures on client projects. If a customer defaults in making its payments on a project in which we have devoted significant resources, it could have a material negative effect on our results of operations.
If we are unable to collect receivables from our smaller customers, our operating results may be materially harmed.
     We frequently perform services for smaller or development-stage customers that carry a higher degree of financial risk for us. As a result of such conditions, our customers may be unable to pay, or may delay payment, for services performed by us. If we are not able to collect amounts owed to us by our customers, we may be required to write off significant accounts receivable and recognize bad debt expense. Our operating results may be materially harmed if we are not able to collect amounts due from our customers.
New technologies may reduce the demand for our services.
     The technology relating to the wireless industry changes rapidly. If technologies develop that compete with current technologies, but do not require the services we provide, our revenues could decrease and we could cease to be commercially viable.

Further delays in the adoption and deployment of next generation wireless networks could negatively affect the demand for our services and our ability to grow our revenues.
     Wireless service providers may continue to delay their development of next generation technology if, among other things, they expect slow growth in the adoption of such technology, reduced profitability due to price competition for subscribers or regulatory delays. For example, even though wireless service providers have made substantial investments worldwide in acquiring 3G licenses, many providers have delayed deployment of 3G networks. Since we expect that a substantial portion of our growth will be derived from our services related to new technologies, further delays in the adoption and deployment of these technologies, such as 3G, would negatively affect the demand for our services and our ability to grow our revenues.
We bear the risk of cost overruns in some of our contracts.
     We conduct our business under various types of contractual arrangements. In terms of dollar-value, a majority of our contracts are guaranteed maximum or lump sum contracts, where we bear a significant portion of the risk for cost overruns. Under such contracts, prices are established, in part, on cost and scheduling estimates, which are based on a number of assumptions, including, without limitation, assumptions about future economic conditions, prices and availability of labor, equipment and materials, and other exigencies. If those estimates prove inaccurate, or circumstances change, cost overruns may occur, and we could experience reduced profits or, in some cases, a loss for that project.
If we guarantee the timely completion or performance standard of a project, we could incur significant, additional costs.
     In some instances and in many of our fixed-price contracts, we guarantee a customer that we will complete a project by a scheduled date. The contract sometimes provides that the project, when completed, will also achieve certain performance standards. If we subsequently fail to complete the project as scheduled, or if the project falls short of guaranteed performance standards, we may be held responsible for cost impacts to the client resulting from any delay or the costs to cause the project to achieve such performance standards. In some cases, where we fail to meet those performance standards, we may also be subject to agreed-upon liquidated damages. To the extent that these events occur, the total cost of the project would exceed its original estimates and we could experience reduced profits or, in some cases, a loss for that project.
The nature of our engineering and construction business exposes us to potential liability claims and contract disputes that may negatively affect our results of operations.
     We engage in engineering and construction activities for wireless networks where design, construction or systems failures can result in substantial injury or damage to third parties. Any liability in excess of insurance limits at locations engineered or constructed by us could result in significant liability claims against us, which claims may negatively affect our results of operations, perhaps materially. In addition, if there is a customer dispute regarding our performance of project services, the customer may decide to delay or withhold payment to us. If we were ultimately unable to collect on these payments, our results of operations would be negatively impacted, perhaps materially.
We maintain a workforce based upon current and anticipated workloads. If we do not receive future contract awards or if these awards are delayed, significant costs may result.
     Our estimates of future performance depend on, among other matters, whether and when we will receive certain new contract awards. While our estimates are based upon our good faith judgment, they can be unreliable and may frequently change based on newly available information. In the case of our larger projects where timing is often uncertain, it is particularly difficult to project whether and when we will receive a contract award. The uncertainty of contract award timing can present difficulties in matching our workforce size with our contract needs. If an expected contract award is delayed or not received, we could incur costs resulting from reductions in staff or redundancy of facilities that would have the effect of negatively impacting our operating performance.

We may not be able to hire or retain sufficient number of qualified engineers and other employees to meet our contractual obligations or maintain the quality of our services.
     As a service business, our ultimate success depends significantly on our ability to attract, train and retain engineering, system deployment, managerial, marketing and sales personnel who have excellent technical and interpersonal skills. Competition for employees with the required range of skills fluctuates, depending on customer needs, and can be intense, particularly for radio frequency engineers. At times, we have had difficulty recruiting and retaining qualified technical personnel to properly and quickly staff large customer projects. In addition to recruitment difficulties, we must fully and properly train our employees according to our customers’ technology requirements and deploy and fully integrate each employee into our customers’ projects. Increased competition in the wireless industry is increasing the level of specific technical experience and training required to fulfill customer-staffing requirements. This process is costly and resource constraints may impede our ability to quickly and effectively train and deploy all of the personnel required to staff a large project.
We are dependent on subcontractors and suppliers.
     We rely upon subcontractors to perform services in order to fulfill out contractual obligations. Even though we do not rely on any one subcontractor and use available subcontractors that can meet our timeframes and contractual requirements, we are exposed to the risk that we will be unable to subcontract for services necessary to meet customer expectations or to subcontract for such services on terms that are advantageous or favorable to us.
Intense competition in the engineering and construction industry could reduce our market share.
     We serve markets that are highly competitive and in which a large number of multinational companies compete. In particular, the engineering and construction markets are highly competitive and require substantial resources and capital investment in equipment, technology and skilled personnel. Competition also places downward pressure on our contract prices and profit margins. Intense competition is expected to continue in these markets. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our operating performance.
Past and future environmental, safety and health regulations could impose on us significant additional costs that would negatively affect our operations.
     Our operations are subject to numerous environmental laws and health and safety regulations. Our projects can involve the handling of hazardous and other highly regulated materials, which, if improperly handled or disposed of, could subject us to civil and criminal liabilities. It is impossible to reliably predict the full nature and effect of judicial, legislative or regulatory developments relating to health and safety regulations and environmental protection regulations applicable to our future operations. If we fail to comply with existing or future environment, safety and health regulations, we could be subject to fines or criminal or civil prosecution, which could significantly increase our expenses. Likewise, we may incur additional expenses in complying with future regulations, which could reduce our profits or increase our losses.
We are vulnerable to the cyclical nature of the market we serve.
     The demand for our services and products is dependent upon the existence of projects with engineering, procurement, construction and management needs. The telecommunications market, where we principally compete, is particularly cyclical in nature with normal cycles lasting between three and five years. Due to the recent consolidations and new technology, we believe the current cycle that is in its third year will last longer than five years. Such industries have historically been and will continue to be vulnerable to general downturns. As a result, Old Berliner’s past results have varied considerably and our performance may continue to be volatile, depending upon the demand for future projects in the industry.

We may experience significant fluctuations in our quarterly results as a result of uncertainties relating to our ability to generate additional revenues, manage expenditures and other factors, certain of which are outside of our control.
     The quarterly and annual operating results of Old Berliner have varied considerably in the past, and our operating results are likely to do so as well, due to a number of factors, including, without limitation, those listed in this section. Many of these factors are outside our control and include, without limitation, the following:
•	financing provided to potential customers;

•	the commencement, progress, completion or termination of contracts during any particular quarter;

•	the availability of equipment to deploy new technologies, such as 3G and broadband;

•	the growth rate of wireless subscribers, which has a direct impact on the rate at which new cell sites are developed and built; and

•	telecommunications market conditions and economic generally.
     Due to these factors, our results for a particular quarter, and therefore, our combined results for that same period, may not meet the expectations of investors, which could cause the price of our common stock to decline significantly.
Because Old Berliner experienced, and we expect to continue to experience, long sales cycles, we expect to incur significant costs to generate new business and our customer base may not experience growth commensurate with such costs.
     Historically, purchases of Old Berliner’s services by customers often entailed a lengthy decision-making process for the customer. Selecting wireless network deployment services involves substantial costs and has strategic implications. Senior management of the customer is often involved in this process, given the importance of the decision, as well as the risks faced by the customer if the services do not meet the customer’s particular needs. We may expend substantial funds and effort to negotiate agreements for these services, but may ultimately be unable to consummate agreements for services and expand our customer base. As a result of lengthy sales cycles, we expect to continue to incur relatively high costs to generate new business.

FORWARD-LOOKING STATEMENTS
     “Forward-looking” statements appear throughout this prospectus. We have based these forward-looking statements on our current expectations and projections about future events. The important factors listed in this prospectus under the heading entitled “Risk Factors,” as well as all other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in these “forward-looking” statements. It is important to note that the occurrence of the events described in these considerations and elsewhere in this prospectus could have an adverse effect on the business, results of operations or financial condition of the entity affected.
     Forward-looking statements in this prospectus include, without limitation, statements concerning:
•	our financial condition and strategic direction;

•	our future capital requirements and our ability to satisfy our capital needs;

•	the potential generation of future revenues;

•	our ability to adequately staff its service offerings;

•	opportunities for us from new and emerging wireless technologies;

•	our discussions with Presidential, or some other lender, to obtain additional financing;

•	our growth strategy;

•	trends in the wireless telecommunications industry;

•	key drivers of change in our business;

•	our position in the wireless telecommunications industry;

•	our competitive position; and

•	other statements that contain words like “believe,” “anticipate,” “expect” and similar expressions are also used to identify forward-looking statements.
     It is important to note that all of our forward-looking statements are subject to a number of risks, assumptions and uncertainties, such as (and in no particular order):
•	risks associated with competition in the wireless telecommunications sector we entered with the acquisition of the assets of Old Berliner;

•	our function as an early stage company;

•	risk that we may not be able to obtain additional financing from Presidential or any other lender;

•	risks associated with our history of losses;

•	risks related to a concentration in revenues from a small number of customers;

•	risks that we will not be able to take advantage of new and emerging wireless technologies; and

•	risks that we will be unable to adequately staff its service offerings.

     This list is only an example of the risks that may affect the forward-looking statements. If any of these risks or uncertainties materialize (or if they fail to materialize), or if the underlying assumptions are incorrect, then actual results may differ materially from those projected in the forward-looking statements.
     Additional factors that could cause actual results to differ materially from those reflected in the forward-looking statements include, without limitation, those discussed elsewhere in this prospectus. It is important not to place undue reliance on these forward-looking statements, which reflect our analysis, judgment, belief or expectation only as of the date of this report. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this prospectus, respectively.

USE OF PROCEEDS
     We are not selling any of the shares of common stock being offered by this prospectus and will receive no proceeds from the distribution of the shares by Old Berliner.
MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
     Our common stock is currently quoted on the National Association of Securities Dealers-Over the Counter Bulletin Board (“OTCBB”). On September 16, 2005, our trading symbol was changed to “BERL.OB” to reflect, in part, our name change. Prior to that date, our stock was traded under the symbol “NVNW.OB.” Our common stock has been previously listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) and the OTCBB as follows:

From	To	Ticker	Market
September 16, 2005	Present	BERL	OTCBB
January 1, 2002	September 15, 2005	NVNW	OTCBB
December 12, 2000	December 31, 2001 *	NVNW	NASDAQ
November 22, 2000	December 11, 2000	EVNT	NASDAQ
August 25, 1999	November 21, 2000	EVNT	OTCBB
Prior to August 25, 1999		ADII	OTCBB

*	Trading was halted by NASDAQ from July 30, 2001, until December 31, 2001.
     The following table sets forth the high and low bid prices of our common stock on the applicable market for the quarterly periods indicated. On September 16, 2005, we effected a one share for each 300 shares reverse stock split that is reflected in the quarter ended September 30, 2005. Such prices reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions:

Quarter Ending	Low ($)	High ($)
June 30, 2006	1.45	2.25
March 31, 2006	0.30	2.00
December 31, 2005	0.25	1.01
September 30, 2005	0.0091	0.25
June 30, 2005	2.40	7.50
March 31, 2005	2.40	8.40
December 31, 2004	1.50	8.40
September 30, 2004	6.60	10.20
June 30, 2004	6.30	9.00
March 31, 2004	6.00	9.60
December 31, 2003	6.00	12.00
September 30, 2003	5.10	15.00
June 30, 2003	9.00	21.00
March 31, 2003	12.00	24.00
     We estimate that, as of July 10, 2006, there were approximately 1,299 record holders of our common stock.
     The closing bid price per share of our common stock was $0.55, as of May 26, 2006, the last day on which our common stock traded on the OTCBB.

     We have not paid cash dividends on our common stock nor do we anticipate doing so in the foreseeable future.
Stock Option Plans
     At March 31, 2006, we sponsored two stock option plans, the 1999 Omnibus Securities Plan (the “1999 Plan”) and the 2001 Equity Incentive Plan (the “2001 Plan”), collectively (the “Plans”). We also have outstanding options that were granted outside of the Plans.
     The 1999 Plan provides for the grant of incentive stock options and non-qualified stock options. The terms of the options are set by our Board of Directors. The options expire no later than ten years after the date the stock option is granted. The number of shares authorized for grants under the Plan is 15% of the total outstanding common stock, provided that no more than 13,333 options (adjusted for the reverse stock split on September 16, 2005) can be “incentive” stock options. The 2001 Plan provides for the grant of a maximum of 40,000 incentive stock options (adjusted for the reverse stock split on September 16, 2005) that expire no later than ten years after the date the stock option is granted.
     On December 21, 2005, our Board of Directors approved the granting of a total of 402,500 options to all of our employees at an option price of $0.40 per share. The grants were for a period of ten years with 25% of the grant immediately vesting with the balance vesting at the rate of 25% on each anniversary of the grant. On March 20, 2006, the Administering Body of the Plan granted 107,800 additional options at an option price of $0.40 for a period of ten years with the grant vesting immediately.
     The following table provides information, as of March 31, 2006, with respect to all compensation plans and individual compensation arrangements under which equity securities are authorized for issuance to employees or non-employees:

	(A)	(B)	(C)
			Number of securities
		Weighted average	remaining available for
	Number of Securities to	exercise price of	future issuance under
	be issued upon exercise	of outstanding	equity compensation plans
	of outstanding options,	options,	(excluding securities
Plan Category	warrants and rights	warrants and rights	reflected in column (A)
Equity Compensation on Plans Approved by Security Holders	521,524 (a)	$68.04	2,033,705

Equity Compensation on Plans Not Approved by Security Holders	18,704 (b)	$6,786.00	21,296

	540,228	$12.63	2,055,001

(a)	Represents options granted under our 1999 Plan and our 2001 Plan, each of which was approved by our stockholders (the “Option Plans”).

(b)	Represents options granted under stand-alone option agreements, which were not associated with the Plans, and which vested over three or four-year periods.

SELECTED FINANCIAL DATA
     The following table presents consolidated selected financial information. The statement of operations data for six months ended June 30, 2005 and the years ended December 31, 2004, 2003 and 2002 and the balance sheet data as of June 30, 2005, December 31, 2004 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2001, and 2000, and the balance sheet data as of December 31, 2001, and 2000, have been derived from our audited consolidated financial statements that are not included herein. The statement of operations data for the nine months ended March 31, 2006 and 2005, and the six months ended June 30, 2004, and the balance sheet data as of March 31, 2006, and June 30, 2004, has been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the data for such periods. The results of operations for the interim periods are not necessarily indicative of the operating results for the entire year or any future period.
     Since the Acquisition was settled through the issuance of a controlling interest in our common stock, Old Berliner is deemed to be the acquirer for accounting purposes and adopted the accounting year end of June 30. Furthermore, since we were deemed to be a shell company prior to the Acquisition, purchase accounting was not applied. Therefore, the transaction was accounted for as a reverse acquisition and recapitalization of Old Berliner.
     The information included in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus. We operate in one business segment providing real estate acquisition and zoning services, radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modifications and project management services to wireless communications carriers.
Statements of Operations Data:

	Nine months ended		Six months ended
	March 31,		June 30,		Year ended December 31,
	2006	2005	2005	2004	2004	2003	2002	2001	2000
Revenues	$28,312	$11,615	$10,196	$7,422	$15,286	$17,956	$22,939	$39,508	$26,656

Gross margin	7,023	4,140	2,857	2,495	5,681	4,857	4,504	8,742	8,806

Operating income (loss)	194	(1,081)	(1,090)	(611)	(775)	(1,667)	(4,753)	(2,639)	1,556

Net income (loss) applicable to common shareholders (1)	(19,591)	(1,156)	(1,191)	(628)	(837)	5,061	(6,730)	(3,673)	(1,195)
Net income (loss) applicable to common shareholders (1) per common share
Basic and diluted	$(1.58)	$(7.36)	$(2.36)	$(9.31)	$(12.41)	$91.27	$(166.39)	$(90.81)	$(29.59)

Weighted average number of common shares outstanding
Basic and diluted	12,375,299	157,084	504,438	67,414	67,414	55,446	40,449	40,449	40,381

Balance Sheet Data:

	March 31,		June 30,		December 31,
	2006	2005	2005	2004	2004	2003	2002	2001	2000
Current assets	$10,443	$5,250	$6,687	$4,334	$4,567	$6,405	$8,732	$15,507	$19,093
Total assets	11,158	6,173	7,516	5,036	5,193	7,244	10,031	17,459	21,216
Current liabilities	8,795	3,798	5,455	3,233	3,887	4,850	4,493	6,350	7,069
Long-term debt	187	325	254	720	431	683	187	9,796	8,832
Shareholders’ equity	2,176	2,051	1,807	1,083	874	1,711	(5,408)	1,313	5,314

(1)	On September 16, 2005, we recorded a deemed dividend of approximately $19.9 million due to the reduction in the conversion price of our outstanding convertible preferred stock in computing net loss applicable to common stockholders. The deemed dividend on preferred stock was recorded as the excess of the fair value of the consideration transferred to the preferred holders over the carrying value of the preferred stock on our balance sheet prior to the conversion. This amount is deemed to represent a return to the preferred holders and therefore, is treated in a manner similar to dividends paid to holders of preferred stock in the calculation of earnings per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
     The following discussion should be read in conjunction with the consolidated financial statements and the related notes that are set forth under the heading “Financial Statements and Supplementary Data” elsewhere in this prospectus.
Basis of Presentation
     Since the Acquisition was settled through the issuance of a controlling interest in Novo Network, Inc.’s common stock, Old Berliner was deemed to be the acquirer for accounting purposes and adopted the accounting year end of June 30. Furthermore, since we were deemed to be a shell company prior to the Acquisition, purchase accounting was not applied. Therefore, the transaction was accounted for as a reverse acquisition and recapitalization of Old Berliner.
     We operate in one business segment providing real estate acquisition and zoning services, radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modifications and project management services to wireless communications carriers.
Critical Accounting Policies
     Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates being made include the allowance for doubtful accounts and percentage of completion of construction projects. Actual results could differ from those estimates.
     Revenue Recognition. Revenue from radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modifications and project management services are recognized as work is performed. Revenue from real estate acquisition and zoning services is recognized upon the identification of an acceptable site and when the lease is signed between the landlord and customer. Revenue associated with multiple element contracts is allocated based on the relative fair value of the services included in the contract. Revenue from infrastructure equipment construction and installation contracts, which are generally completed within 90 days, is recorded under the percentage-of-completion method based on the percentage that total direct costs incurred to date bear to estimated total costs at completion. Losses on infrastructure equipment construction and installation contracts are recognized when such losses become known.
     Risks and Uncertainties. Financial instruments that potentially subject us to concentrations of credit risk consist primarily of accounts receivable. We routinely assess the financial strength of our customers and do not require collateral or other security to support customer receivables. Credit losses are provided for in our consolidated financial statements in the form of an allowance for doubtful accounts. Our allowance for doubtful accounts is based upon the expected collectibility of all our accounts receivable. We determine our allowance by considering a number of factors, including the length of time it is past due, our previous loss history and the customer’s current ability to pay its obligation. Accounts receivable are written off when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.
     Income (Loss) Per Share. We calculate earnings (loss) per share in accordance with SFAS No. 128, Earnings Per Share (“EPS”). SFAS No. 128 requires dual presentation of basic EPS and diluted EPS on the face of the income statement for all entities with complex capital structures. Basic EPS is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and convertible debentures.

     Earnings per share in the accompanying Statement of Operations is computed based upon recapitalization accounting. Therefore, the weighted number of common shares utilized in the earnings per share computation for the nine months ended March 31, 2006, and 2005, was 12,375,299 and 157,084, respectively, and takes into account the deemed preferred stock dividends and reverse stock split referred in Note 8 of our audited financial statements.
     Stock-based Compensation. We have a stock option plan, which is described more fully in Note 9. In December of 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). SFAS 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. This required us to adopt SFAS No. 123(R) effective July 1, 2005. We have elected to adopt FAS 123(R) using a modified prospective application, whereby the provisions of the statement will apply going forward only from the date of adoption to new (issued subsequent to September 30, 2005) stock option awards, and for the portion of any previously issued and outstanding stock option awards for which the requisite service is rendered after the date of adoption (all of our previously issued options had fully vested prior to July 1, 2005). In addition, compensation expense must be recognized for any awards modified, repurchased, or cancelled after the date of adoption. Under the modified prospective application, no restatement of previously issued results is required. We use the Black-Scholes option-pricing model to measure fair value. This is the same method we used in prior years for disclosure purposes. The adoption of SFAS No. 123(R) did not have a significant impact on our overall results of operations or financial position.

Results of Operations
     The following discussion provides an analysis of our results of operations. This should be read in conjunction with our consolidated financial statements and related notes thereto. The operating results of the periods presented were not significantly affected by inflation.
BERLINER COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended		Six months ended		Year ended
	March 31,		June 30,		December 31,
	2006	2005	2005	2004	2004	2003	2002
	(Unaudited)	(Unaudited)		(Unaudited)
Revenues	$28,311,613	$11,614,631	$10,196,270	$7,421,961	$15,285,904	$17,955,834	$22,939,479
Costs of revenues	21,288,659	7,474,407	7,339,171	4,926,639	9,604,839	13,098,669	18,435,786

Gross margin	7,022,954	4,140,224	2,857,099	2,495,322	5,681,065	4,857,165	4,503,693

Selling, general and administrative expenses	6,647,420	4,976,914	3,830,947	2,939,614	6,123,328	5,898,143	8,132,762
Depreciation and amortization	186,260	238,668	139,220	180,832	342,934	580,207	703,519
Impairment of goodwill	—	—	—	—	—	—	413,801
(Gain) loss on sale of fixed assets	(5,127)	5,544	(22,785)	(13,972)	(9,699)	45,445	7,003

Income (loss) from operations	194,401	(1,080,902)	(1,090,283)	(611,152)	(775,498)	(1,666,630)	(4,753,392)

Other (income) expense
Interest expense	41,536	37,885	22,282	19,114	46,813	34,112	61,215
Interest income	(9,874)	(3,801)	(5,487)	(550)	(1,639)	(12,763)	(43,542)
Loss in equity of investments	(97,995)	15,791	93,982	—	—	—	—
Gain on extinguishment of debt	—	—	—	—	—	(7,171,119)	—
Impairment of deferred financing costs	—	—	—	—	—	—	81,741
Other (income) loss	(89,797)	1,086	(3,895)	—	—	—	—

Income (loss) before income taxes	350,531	(1,131,863)	(1,197,165)	(629,716)	(820,672)	5,483,140	(4,852,806)

Income tax expense (benefit)	5,500	24,000	(6,581)	(1,840)	16,160	44,250	253,987

Net income (loss)	345,031	(1,155,863)	(1,190,584)	(627,876)	(836,832)	5,438,890	(5,106,793)

Preferred stock dividends and accretion	19,935,779	—	—	—	—	378,355	1,623,420

Net income (loss) applicable to common shareholders	(19,590,748)	(1,155,863)	$(1,190,584)	$(627,876)	$(836,832)	$5,060,535	$(6,730,213)

Net income (loss) per share — basic and diluted	$(1.58)	$(7.36)	$(0.01)	$(0.03)	$(0.04)	$0.30	$(0.55)

Weighted average number of shares outstanding — basic and diluted	12,375,299	157,084	151,331,446	20,224,320	20,224,320	16,633,810	12,134,591

Nine months ended March 31, 2006 (Unaudited) Compared to nine months ended March 31, 2005 (Unaudited)
     Since the Acquisition was accounted for as a recapitalization of Old Berliner, the following discussion is based upon the operations of us for the nine months ended March 31, 2006, as compared to the historical operations for Old Berliner for the period July 1, 2004 to February 18, 2005 and us for the period February 19, 2005 to March 31, 2005. Accordingly, no distinction is made between us, Berliner Communications and BCI for the purposes of following period-to-period comparison.
     Revenues. We had revenues of $28.3 million for the nine months ended March 31, 2006, versus $11.6 million for the nine months ended March 31, 2005. Revenues from infrastructure equipment construction and installation contracts accounted for approximately 75% and 64% in the nine months ended March 31, 2006, and 2005, respectively. Revenues from real estate site acquisition and zoning services accounted for approximately 7% and 18% in both of the six months ended March 31, 2006, and 2005, respectively. Revenues from radio frequency engineering and network services accounted for approximately 13% and 10% in the nine months ended March 31, 2006, and 2005, respectively. The increase in revenues in the nine months ended March 31, 2006, versus the nine months ended March 31, 2005, is due to increased spending from our customers in infrastructure and equipment construction including modifications to existing installations in order to improve their networks in preparation for future offerings of video and music offset by reduced spending in real estate acquisition and zoning services. We recognize revenues from infrastructure and equipment construction and installation contracts on the percentage of completion method of accounting and real estate site acquisition and zoning services upon the identification of an acceptable site and when the lease is signed between the landlord and the customer.
     Costs of Revenues. Our cost of revenues was $21.3 million for the nine months ended March 31, 2006, versus $7.5 million for the nine months ended March 31, 2005. Cost of revenues for the nine months ended March 31, 2006 includes approximately $143,100 in costs associated with site acquisition that we recorded on the completed contract basis incurred without receipt of purchase orders from our customer, which were received in April of 2006.
     Gross Margin. Our gross margin for the nine months ended March 31, 2006, was $7.0 million as compared to $4.1 million for the nine months ended March 31, 2005. The decrease in gross margin as a percentage of revenues of approximately 10.8% can be attributed to the shift in the type of revenues generated in the nine months ended March 31, 2006, as compared to the nine months ended March 31, 2005. Historically, we have had higher margins on our real estate acquisition and zoning services than on infrastructure and equipment construction and installation contracts. In addition, we performed more modification contracts, which generate less gross margins than new construction contracts. In addition, we have not been able to generate as high of gross margins from our construction revenue due to increase competition in the current period versus the comparable period.
     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased approximately 34% during the nine months ended March 31, 2006, to $6.6 million from $5.0 million in the nine months ended March 31, 2005. The increase in selling, general and administrative expenses resulted primarily from the additional costs associated with being a public company as well as increased staffing and related costs to support the 144% increase in revenues from the comparable periods.
     Selling, general and administrative expenses for the nine months ended March 31, 2006, consisted primarily of approximately (i) $4.2 million of salaries and benefits, (ii) $198,900 of legal and professional fees, (iii) $538,700 of business insurance, (iv) $443,100 of office rents, (v) $333,600 of travel and entertainment, (vi) $362,400 of office expenses including telephone and utilities and (vii) $587,000 of other general operating expenses. Selling, general and administrative expenses for the nine months ended March 31, 2005, consisted primarily of approximately (i) $2.9 million of salaries and benefits, (ii) $167,900 of legal and professional fees, (iii) $506,500 of business insurance, (iv) $377,300 of office rents, (v) $194,300 of travel and entertainment, (vi) $274,300 of office expenses including telephone and utilities and (vii) $554,600 of other general operating expenses. We anticipate that selling, general and administrative expenses will remain constant during our fourth quarter of fiscal 2006.

     Depreciation. Depreciation recorded on fixed assets during the nine months ended March 31, 2006, totaled approximately $186,300, as compared to approximately $238,700 for the nine months ended March 31, 2005. The decrease in depreciation is due to certain assets becoming fully depreciated.
     Loss in Equity Investments. Loss in equity investments results from our minority ownership interest in Paciugo that is accounted for under the equity method of accounting. Under the equity method, our proportionate share of each subsidiary’s operating loss is included in equity in loss of investments. The values of our outstanding equity interests, other than Paciugo, had been reduced to zero either by recording our proportionate share of prior period losses incurred by each subsidiary to the cost of that interest or from impairment losses. We sold our interest in Paciugo on December 30, 2005 and recorded a gain of $200,000.
     Other Income. Other income during the nine months ended March 31, 2006, includes a recovery of approximately $88,000 of legal fees previously expensed, which had been paid on behalf of a third party.
     Income Taxes. At June 30, 2005, we have net operating loss carryforwards for federal and state income tax purposes of approximately $3.0 million expiring in 2025, which may be applied against future taxable income. As a result of the Acquisition, net operating loss carryforwards of Old Berliner in the amount of approximately $3.4 million were lost and net operating loss carryforwards of Novo of approximately $800,000 were retained, resulting in a reduction in the valuation allowance of approximately $2.6 million.
Six months ended June 30, 2005 (Audited), compared to six months ended December 31, 2004 (Unaudited)
     In connection with the Acquisition, we adopted June 30, 2005 as our fiscal year end.
     Revenues. We had revenues of $10.2 million for the six months ended June 30, 2005, versus $7.4 million for the six months ended June 30, 2004. Revenues from infrastructure equipment construction and installation contracts accounted for approximately 71% and 68% in the six months ended June 30, 2005, and 2004, respectively. Revenue from real estate site acquisition and zoning services accounted for approximately 11% and 20% in the six months ended June 30, 2005, and 2004, respectively. Revenues from radio frequency engineering accounted for approximately 7% and 4% in the six months ended June 30, 2005, and 2004, respectively. The increase in revenues in the six months ended June 30, 2005, versus the six months ended June 30, 2004, is due to increased spending from our customers in infrastructure and equipment construction and installation and radio frequency engineering in order to improve their networks in preparation for future offerings of video and music and reduced spending in real estate acquisition and zoning services.
     Cost of Revenues. Our cost of revenues was $7.3 million for the six months ended June 30, 2005, versus $4.9 million for the six months ended June 30, 2004.
     Gross Margin. Our gross margin for the six months ended June 30, 2005, was $2.9 million or 28% of revenues as compared to $2.5 million or 34% of revenues for the six months ended June 30, 2004. The decrease in gross margin percentage can be attributed to the shift in the type of revenues generated in the six months ended June 30, 2005, as compared to the six months ended June 30, 2004. Historically, we have had higher margins on our real estate acquisition and zoning services but those margins have decreased in the six months ended June 30, 2005.
     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased approximately 30% during the six months ended June 30, 2005, to $3.8 million from $2.9 million in the six months ended June 30, 2004. The increase resulted primarily from general administration costs of approximately $550,000 from Novo that included the salaries of two of our senior executives, legal and accounting fees associated with the acquisition, business insurance and office expenses. In addition to the costs associated with the acquisition, we incurred additional costs due to an increased number of employees and additional office and warehouse facilities to handle our increased revenue.
     Selling, general and administrative expenses for the six months ended June 30, 2005 increased due to increased revenues of approximately 37% or $2.8 million, and consisted primarily of approximately (i) $2.3 million of salaries and benefits ($125,000 associated with Novo), (ii) $344,400 of business insurance ($90,000 associated with Novo), (iii) $198,900 of professional services ($165,000 of services associated with the Acquisition), (iv) $236,000 of office rents ($21,000 associated with Novo), (v) $164,400 of travel and entertainment, (vi) $226,100 of office expenses including telephone and utilities (vi) $69,200 of repairs and maintenance and (vii) $291,600 of other general operating expenses ($161,000 associated with Novo). Selling, general and administrative expenses for the six months ended June 30, 2004, consisted primarily of approximately (i) $1.8 million of salaries and benefits, (ii) $233,500 of business insurance, (iii) $120,200 of professional services (iv) $217,200 of office rents, (v) $99,500 of travel and entertainment, (vi) $180,300 of office expenses including telephone and utilities (vi) $76,000 of repairs and maintenance and (vii) $212,900 of other general operating expenses.
     Depreciation and Amortization. Depreciation recorded on fixed assets during the six months ended June 30, 2005, totaled approximately $139,200, as compared to approximately $180,800 for six months ended June 30, 2004. The decrease in depreciation is due to the sale of certain fixed assets and other fixed assets becoming fully depreciated.
     Other (Income) Expense. Other (income) expense during the six months ended June 30, 2005, totaled approximately $107,000, as compared to approximately $19,000 for the six months ended June 30, 2004. The increase is mainly due to the recording of our share of losses from an equity investment in Paciugo of approximately $94,000.
Fiscal year ended December 31, 2004, compared to fiscal year ended December 31, 2003
     Revenues. We had revenues of $15.3 million for the year ended December 31, 2004, versus $18.0 million for the year ended December 31, 2003. Revenues from infrastructure equipment construction and installation contracts accounted for approximately 73% and 85% in the years ended December 31, 2004, and 2003, respectively. Revenue from real estate site acquisition and zoning services accounted for approximately 20% and 7% in the years ended December 31, 2004, and 2003, respectively. The revenues decrease in the year ended December 31, 2004 as compared to the year ended December 31, 2003, is due to capturing fewer contracts, a shift in customer spending and less capital spending in the wireless telecommunications industry.
     Cost of Revenues. Our cost of revenues was $9.6 million for the year ended December 31, 2004, versus $13.1 million for the year ended December 31, 2003.
     Gross Margin. Our gross margin for the year ended December 31, 2004, was $5.7 million or 37% of revenues as compared to $4.9 million or 27% of revenues for the year ended December 31, 2003. The increase in gross margin percentage can be attributed to the shift in the type of revenues generated in the year ended December 31, 2004, as compared to the year ended December 31, 2003. Historically, we have had higher margins on our real estate acquisition and zoning services.
     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased approximately 4% during the year ended December 31, 2004, to $6.1 million from $5.9 in the year ended December 31, 2003. The increase in selling, general and administrative expenses during the year ended December 31, 2004, as compared to the year ended December 31, 2003, resulted primarily from salaries and wages and business insurance.
     Selling, general and administrative expenses for the year ended December 31, 2004, consisted primarily of approximately (i) $3.7 million of salaries and benefits, (ii) $586,400 of business insurance, (iii) $312,800 of professional services (iv) $483,800 of office rents, (v) $216,300 of travel and entertainment, (vi) $362,000 of office expenses including telephone and utilities (vi) $182,700 of repairs and maintenance and (vii) $279,300 of other general operating expenses. Selling, general and administrative expenses for the year ended December 31, 2003, consisted primarily of approximately (i) $3.8 million of salaries and benefits, (ii) $278,300 of business insurance, (iii) $189,100 of professional services (iv) $513,600 of office rents, (v) $187,600 of travel and entertainment, (vi) $420,700 of office expenses including telephone and utilities (vi) $124,400 of repairs and maintenance and (vii) $384,400 of other general operating expenses.

          Depreciation and Amortization. Depreciation recorded on fixed assets during the year ended December 31, 2004, totaled approximately $342,900, as compared to approximately $580,200 for year ended December 31, 2003 due to assets being fully depreciated.
          Gain on Extinguishment of Debt. In the year ended December 31, 2003, Old Berliner had a gain on the conversion of its Series A Senior Cumulative Participating Mandatorily Redeemable Convertible Preferred Stock of approximately $7.2 million.
Fiscal year ended December 31, 2003, Compared to Fiscal Year ended December 31, 2002
          Revenues. We had revenues of $18.0 million for the year ended December 31, 2003, versus $22.9 million for the year ended December 31, 2002. Revenues from infrastructure equipment construction and installation contracts accounted for approximately 85% and 67% in the years ended December 31, 2003, and 2002, respectively. Revenue from real estate site acquisition and zoning services accounted for approximately 7% and 15% in the years ended December 31, 2003, and 2002, respectively. The revenues decrease in the year ended December 31, 2003 as compared to the year ended December 31, 2002, is due to capturing fewer contracts and reduced spending by our customers and the completion of one large contract in 2002.
          Cost of Revenues. Our cost of revenues was $13.1 million for the year ended December 31, 2003, versus $18.4 million for the year ended December 31, 2002.
          Gross Margin. Our gross margin for the year ended December 31, 2003, was $4.9 million or 27% of revenues as compared to $4.5 million or 20% of revenues for the year ended December 31, 2003. The increase in gross margin percentage can be attributed to the shift in margins generated from infrastructure equipment construction and installation contracts in the year ended December 31, 2003, as compared to the year ended December 31, 2002.
          Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased approximately 27% during year ended December 31, 2003, to $5.9 million from $8.1 million in the year ended December 31, 2002. The decrease resulted primarily from downsizing due to market conditions including, but not limited to, salaries and wages, office rents and office expenses.
          Selling, general and administrative expenses for the year ended December 31, 2003, consisted primarily of approximately (i) $3.8 million of salaries and benefits, (ii) $278,300 of business insurance, (iii) $189,100 of professional services (iv) $513,600 of office rents, (v) $187,600 of travel and entertainment, (vi) $420,700 of office expenses including telephone and utilities (vi) $124,400 of repairs and maintenance and (vii) $384,400 of other general operating expenses. Selling, general and administrative expenses for the year ended December 31, 2002, consisted primarily of approximately (i) $5.5 million of salaries and benefits, (ii) $321,100 of business insurance, (iii) $321,000 of professional services (iv) $609,600 of office rents, (v) $298,400 of travel and entertainment, (vi) $618,000 of office expenses including telephone and utilities (vi) $143,100 of repairs and maintenance and (vii) $321,600 of other general operating expenses.
          Depreciation and Amortization. Depreciation recorded on fixed assets during the year ended December 31, 2003, totaled approximately $580,200, as compared to approximately $703,500 for year ended December 31, 2002 due to the assets becoming fully depreciated.
          Gain on Extinguishment of Debt. In the year ended December 31, 2003, Old Berliner had a gain on the conversion of its Series A Senior Cumulative Participating Mandatorily Redeemable Convertible Preferred Stock of approximately $7.2 million.

Liquidity and Capital Resources
     As of March 31, 2006 and for the nine months ended March 31, 2006
          At March 31, 2006, we had consolidated current assets of approximately $10.4 million, including, without limitation, cash and cash equivalents of approximately $647,500 and net working capital of approximately $1.6 million. Historically, we funded our operations primarily through the proceeds of private placements of our common and preferred stock and borrowings under loan and capital lease agreements. We do not currently believe that private placements of common and preferred stock will be available in the near term. Principal uses of cash during the three months ended March 31, 2006, have been to fund (i) working capital requirements; (ii) capital expenditures; and (iii) reductions in debt.
          On March 17, 2005, we concluded negotiations with Presidential Corporation of Delaware Valley (“Presidential”) regarding the establishment of a credit facility for BCI. A total of $1,250,000 in financing is available under the agreement with Presidential and approximately $424,500 was outstanding as of March 31, 2006. Presidential has a security interest on all of the BCI assets and a guaranty from us as collateral for the repayment of any borrowings under the credit facility.
          Our ability to satisfy our current obligations is dependent upon our cash on hand, borrowings under our credit facility with Presidential and the operations of BCI. Our current obligations consist of capital expenditures and funding working capital. In the event we do not generate positive cash flow in the near term, or if we incur unanticipated expenses for operations and are unable to acquire additional capital or financing, we will likely have to reassess our strategic direction, make significant changes to our business operations and substantially reduce our expenses until such time we achieve positive cash flow.
          As of March 31, 2006, our backlog was approximately $12.2 million and we currently anticipate completing those backlog orders by September 30, 2006.
          BCI’s failure to generate revenues sufficient to fund its continuing operations, as well as to fund our operations, would jeopardize our ability to continue as a going concern. Due to these factors, we intend to seek additional financing within the next twelve months, from Presidential or another lender.
          The net cash provided (used in) by operating, investing and financing activities for the nine months ended March 31, 2006, and 2005, respectively, is summarized below:
          Cash provided by operating activities in the nine months ended March 31, 2006, totaled approximately $481,500 and operating activities used $1.0 million for the nine months ended March 31, 2005. During nine months ended March 31, 2006, cash flow provided by operating activities primarily resulted from operating income, net of non-cash charges, of approximately $525,800, an increase in accounts receivable of approximately $3.8 million due to increased revenue during the nine months ended March 31, 2006, a decrease in inventories of approximately $109,700 due to usage and controls, a decrease in prepaid and other assets of approximately $174,600 due to amortization of our business insurance, an increase in accounts payable of approximately $1.5 million and an increase in accrued liabilities of approximately $2.0 million mainly contributable to subcontracts costs associated with our increased revenues. In the nine months ended March 31, 2005, cash flow used by operating activities primarily resulted from operating income, net of non-cash charges, of approximately $850,200, a decrease in accounts receivable of approximately $10,200, a decrease in inventories of approximately 56,000, an increase in prepaid expenses and other assets of approximately $319,500 and an increase in accounts payable and accrued liabilities of approximately $76,500.
          Investing activities provided and used approximately $26,400 and $72,000 in the nine months ended March 31, 2006, and 2005, respectively. The primary net cash provided by investing activities was the sale of our interest in Paciugo and the purchase of fixed assets for the nine months ended March 31, 2006 and the primary net cash used in the nine months ended March 31, 2005, was the purchase of fixed assets.

          Financing activities used approximately $262,900 and $162,700 in the nine months ended March 31, 2006, and 2005, respectively. During the nine months ended March 31, 2006 financing activities used were payments against the Presidential credit facility net of borrowings of approximately $71,300 and reductions of other debt obligations net of borrowings of approximately $106,500. During the nine months ended March 31, 2005, the primary net cash used by financing activities was net payments on long-term debt and capital leases from Presidential of approximately $213,900 and net borrowings from Presidential of approximately $51,200.
          We believe our existing cash, cash equivalents and line of credit will be sufficient to meet our cash requirements in the near term. However, we intend to seek additional funding within the next twelve months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of capital expenditures to support our contracts and expansion of sales and marketing. We cannot assure you that additional equity or debt financing will be available on acceptable terms, or at all. Our sources of liquidity beyond twelve months, in management’s opinion, will be our then current cash balances, funds from operations, if any, and our current credit facility and any additional equity or credit facilities we can arrange. We have no other agreements or arrangements with third parties to provide us with sources of liquidity and capital resources beyond twelve months.
     As of June 30, 2005 and the six months ended June 30, 2005, and 2004
          At June 30, 2005, we had consolidated current assets of approximately $7.0 million, including, without limitation, cash and cash equivalents of approximately $402,400 and net working capital of approximately $1.2 million. Historically, we funded our operations primarily through the proceeds of private placements of our common and preferred stock and borrowings under loan and capital lease agreements. We do not currently believe that private placements of common and preferred stock will be available in the near term. Principal uses of cash during the six months ended June 30, 2005, have been to fund (i) operating losses; (ii) acquisitions and strategic business opportunities; and (iii) working capital requirements.
          The net cash provided by or used in operating, investing and financing activities for the six months ended June 30, 2005, and 2004, respectively, is summarized below:
          Cash used in operating activities in the six months ended June 30, 2005, totaled approximately $1.6 million as compared to cash provided by operating activities of approximately $565,300 in the six months ended June 30, 2004. During the six months ended June 30, 2005, cash flow used in operating activities primarily resulted from operating losses, net of non-cash charges, of $970,200, an increase in accounts receivable of $1.9 million due to increased revenue during the three months ended June 30, 2005, an increase in prepaid and other assets of $315,500 due to prepayment of our business insurance premiums in January, 2005, an increase in accounts payable of $505,600 and an increase in accrued liabilities of $1.1 million mainly attributable to subcontracts costs associated with our increased revenues. In the six months ended June 30, 2004, cash flow used by operating activities primarily resulted from operating losses, net of non-cash charges, of $461,500, a decrease in accounts receivable of $2.1 million, an increase in inventories of $34,200, a decrease in prepaid expenses and other assets of $110,400, an increase in accounts payable of $288,300 and an increase in accrued and other liabilities of $890,200.
          Investing activities used $29,000 and $32,000 in the six months ended June 30, 2005, and 2004, respectively. The primary net cash used in investing activities was the purchase of fixed assets offset by proceeds from the sale of fixed assets.
          Financing activities used $155,200 and $460,100 in the six months ended June 30, 2005, and 2004, respectively. The primary net cash used in financing activities was to reduce our debt obligations.
Contractual Obligations
          As of June 30, 2005, the following represents our contractual obligations over the next five years (Note — The capital lease amounts include interest, but the long-term debt amounts do not, due to immateriality):

		Payments due in fiscal year ended June 30,
						2010 and
	Total	2006	2007	2008	2009	thereafter
Long-term debt obligations	$669,345	$425,964	$187,825	$28,159	$17,068	$10,329

Capital lease obligations	56,832	44,348	12,484	—	—	—

Operating lease obligations	1,086,329	427,492	323,830	297,336	37,671	—

Total	$1,812,506	$897,804	$524,139	$325,495	$54,739	$10,329
Impact of Inflation
          We do not believe that the businesses of our subsidiaries are impacted by inflation to a significantly different extent than is the general economy. However, there can be no assurances that inflation will not have a material effect on operations in the future.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
          We are exposed to the impact of interest rates and other risks. We believe that the effects of changes in interest rates are limited and would not materially affect profitability.
          We utilize an accounts receivable credit facility of $1,250,000 to support working capital needs. Borrowings bear interest at the bank’s prime rate plus two percent. At June 30, 2005, we had outstanding borrowings of $493,800 and at March 31, 2006, we had outstanding borrowings of $424,500.

BUSINESS
General
          We were originally incorporated in Delaware in 1987 as Adina, Inc. (“Adina”). Adina’s corporate existence was permitted to lapse in February of 1996 and was subsequently reinstated as eVentures Group, Inc. in August of 1999. In December of 2000, eVentures changed its name to Novo Networks, Inc. and on September 16, 2005, Novo changed its name to Berliner Communications, Inc.
Strategic Combination
          We had determined during our third quarter of fiscal 2004 to pursue a revised plan of operation based on our liquidity position, the increasingly remote possibility of us finding and consummating a viable transaction for the redeployment of our remaining cash assets, and the belief that, under any liquidation scenario, our stockholders would not receive any recovery on or value for their holdings. This determination was made based on our belief that the most beneficial transaction for our stockholders would involve the exchange of a certain amount of our common stock for the business of a privately held company that valued our assets, including, without limitation, our cash, and our status as a reporting company under the Securities Exchange Act of 1934 (a “Strategic Combination”).
          On February 18, 2005, we entered into an asset purchase agreement with Old Berliner and BCI Communications, Inc., our wholly-owned subsidiary, whereby BCI acquired the operations and substantially all of the assets and liabilities of Old Berliner. Under the asset purchase agreement, BCI agreed to acquire the assets of Old Berliner in exchange for the issuance of our capital stock as follows:
•	147,676,299 shares of newly issued, non-assessable shares of our common stock; and

•	3,913,669 shares of newly issued, non-assessable shares of our Series E Convertible Preferred Stock (“Series E Preferred Stock”), par value $0.00002 per share.
2005 Recapitalization Event
          In pursuing the best Strategic Combination possible, we believed that it would be necessary to effect a recapitalization that would have resulted in all of the holders of our then outstanding preferred stock electing to convert their shares into common stock, at a negotiated and substantially reduced conversion price (a “Recapitalization Event”). Considering our limited cash, we believed the most likely form of a Strategic Combination would involve a substantial portion of the consideration being paid in the form of our common stock.
          We engaged in several rounds of negotiations in early 2005 (the “2005 Negotiations”) with certain of the holders of our Series B Convertible Preferred Stock (“Series B Preferred Stock”) and our Series D Convertible Preferred Stock (“Series D Preferred Stock”) (collectively, the “Preferred Stock”).
          As a result of the 2005 Negotiations, the holders of more than 66.67% of the Preferred Stock entered into a voting agreement with Old Berliner, as holder of a majority of our common stock and as the sole holder of our newly issued Series E Preferred Stock (the “Voting Agreement”). Under the terms of the Voting Agreement, Old Berliner, holder of over 66.67% of our common stock, voting as a single class together with the holders of the Series D Preferred Stock and the Series E Preferred Stock, as well as the holders of the Preferred Stock, each voting as a separate class, authorized, and gave us their proxy to vote in their name for the approval of the filing of two certificates of amendment to our certificate of incorporation (the “Certificates of Amendment”).
          The Certificates of Amendment were filed with the Delaware Secretary of State on September 16, 2005 and effected the following:
•	Increased the aggregate number of shares that we will have the authority to issue from 225,000,000 to 6,600,000,000 shares, of which 6,000,000,000 shares were shares of common stock, and 600,000,000 shares were shares of preferred stock;

•	Changed our name from Novo Networks, Inc. to Berliner Communications, Inc.;

•	Amended the Certificate of Designation, Preferences and Rights of Series B Preferred Stock to reduce the conversion price of the Series B Preferred Stock to $0.014018, and thereby increase the number of shares of common stock issuable upon conversion of such shares of the Series B Preferred Stock to 321,015,546;

•	Amended the Certificate of Designation, Preferences and Rights of Series D Preferred Stock to reduce the conversion price of the Series D Preferred Stock to $0.014018, and thereby increase the number of shares of common stock issuable upon conversion of such shares of the Series D Preferred Stock to 675,773,394;

•	Provided that, upon the filing of the first Certificate of Amendment, all shares of Series B Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock will be automatically converted into common stock;

•	Effected a 1:300 reverse stock split, such that the outstanding shares of common stock and preferred stock will be reclassified and one new share of common stock would be issued for every 300 shares of existing common stock; and

•	Amended the Certificate of Incorporation, such that, after giving effect to the reverse stock split, the aggregate number of shares that we will have the authority to issue is 22,000,000 shares, of which 20,000,000 shares will be shares of common stock, and 2,000,000 shares will be shares of preferred stock.
          The reverse stock split was effected on September 16, 2005, and our new trading symbol on the Over the Counter Bulletin Board is now “BERL.OB” as a result of our name change and the reverse stock split.
Business – Prior to the Transaction
          Prior to the Acquisition, we, through our operating subsidiaries, previously engaged in the business of providing telecommunications services over a facilities-based network until December 2001. During fiscal 2002, our principal telecommunications operating subsidiaries, including AxisTel Communications, Inc. (“AxisTel”), e.Volve Technology Group, Inc. (“e.Volve”) and Novo Networks Operating Corp. (“NNOC”) filed voluntary petitions under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). Also, during fiscal 2002, Internet Global Services, Inc. (“IGSI”) filed a voluntary petition for protection under Chapter 7 of the United States Bankruptcy Code.
          On December 19, 2002, we executed a purchase agreement with Ad Astra Holdings LP, a Texas limited partnership (“Ad Astra”), Paciugo Management LLC, a Texas limited liability company and the sole general partner of Ad Astra (“PMLLC”), and the collective equity owners of both Ad Astra and PMLLC, namely Ugo Ginatta, Cristiana Acerbi Ginatta and Vincent Ginatta (collectively, the “Equity Owners”) Pursuant to the purchase agreement, we acquired a 33% membership interest in PMLLC and a 32.67% limited partnership interest in Ad Astra, which results in our holding an aggregate interest, including the PMLLC general partnership interest, in Ad Astra equal to 33% (the “Initial Interest”), for a purchase price of $2.5 million. In December 2005, we sold our Initial Interest to the Equity Owners for $200,000 in cash.
Business – Subsequent to the Transaction
          Founded in 1995, Old Berliner originally provided wireless carriers with comprehensive real estate site acquisition and zoning services. Over the course of the following 10 years, the service offerings were expanded to include radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modification and project management services. With the consummation of the acquisition, BCI carries on the historical operations of Old Berliner. Unless otherwise specified or otherwise clear from the context, each reference to “we,” “us,” “our” or to “the Company” in this prospectus will be deemed to be a reference to us, our operating subsidiary, BCI Communications and the historical operations and activities of Old Berliner prior to February 18, 2005.
          Real Estate Site Acquisition and Zoning. We began our business providing primarily real estate site acquisition services that generally involve acting as an intermediary between telecommunications companies and owners of real estate and other facilities. In order to build and expand their networks, such companies require locations that have direct access to highways and roads to mount their antennas and equipment. The telecommunications companies are typically able and willing to pay fees for the rights to place their equipment in such strategic locations. Facility owners, on the other hand, are eager to earn additional income from their properties, which have access to mobile traffic. We generate fees by introducing telecommunications companies and real estate managers. We identify appropriate properties, negotiate the transactions and handle the administrative details. We also use our accumulated knowledge and relationships to assist in the planning and installation of the telecommunication facilities. We also offer customers assistance in acquiring all necessary permits, entitlements and approvals that may be required by municipalities. We also prepare all zoning applications that may be needed, attend any necessary hearings and obtain any required land use permits to begin installation. During such a phase, we work to build community support for wireless infrastructure and services and respond to any community protests or concerns. Outsourcing this function often keeps carriers out of the public eye during potentially controversial and emotional responses from community members and potential customers. Project management includes vendor management, project preparation and engineering and construction coordination.
          Infrastructure Equipment Construction and Installation. As the wireless telecommunications industry changed rapidly during the mid-1990’s, we adapted by adding infrastructure equipment construction and installation services to our suite of offerings. The quality of the installation work in a system build-out is one of the most critical aspects of its performance. Once the necessary site acquisition steps have been completed, materials to construct a tower are ordered from a fabricator. Installation can involve clearing sites, laying foundations, bringing in utility lines and installing shelters and towers. Once finished, equipment installation is performed, as well as any landscaping of the site. The tower is now ready to be put into service once the remainder of the network is completed. Installation may start once the preliminary work has been completed and the individual “cell site” or switch location is ready to be built. We manage everything from “one-off” to “long-range” installation projects, which involve various facets of the telecommunications business. Every site is tested with a simulation to see what levels of line loss exist and how the transmission systems perform.
          Radio Frequency and Network Design and Engineering. Toward the end of the 1990’s, we saw that the industry was undergoing additional changes and took the opportunity to enter yet another service area. Specifically, we noticed that companies in the wireless industry were reducing their engineering services staff in order to cut internal costs, but were still in need of such services. In response, we added radio frequency and network design and engineering services to our portfolio by purchasing Wireless Systems Consulting, Inc. in December of 1997. As a result of that acquisition, our service offerings were expanded to include designing and engineering wireless networks based on the radio frequency that will be used, the types of transmission equipment and technology that will be employed and the power that will be required by the system. Wireless network designs are based on projected subscriber density, traffic demand and desired coverage area. The initial system design is intended to optimize available radio frequency and to result in the highest possible signal quality for the greatest portion of projected subscriber usage base within existing technical constraints. Based on such initial guidelines, potential sites are identified and ranked. This process is known as identifying “search rings.”
          Radio Transmission Base Station Modification. We are currently performing cellular base station upgrades and modifications for wireless telecommunications carriers. This work involves upgrades to existing hardware as well as adding new hardware such as radios, duplexers, power systems and site controllers, and is essential for enhancing network capacity and paving the way to the deployment of 3G, and even fourth generation (“4G”), systems. In order to minimize the impact on existing wireless customers, most of the upgrade or modification work must be performed at night during a so-called “maintenance window” between the hours of 11:00 PM and 5:00 AM. Carriers generally entrust this kind of work only to trained, capable vendors who can reliably and successfully complete the work at each site during such timeframes.
          In-Building Network Design, Engineering and Construction. We offer complete in-building solutions that involve distributed antennae for wireless coverage in malls, shopping centers, office buildings and airports and may include voice services (using cellular or personal communications services (“PCS”) and wireless private branch exchange (“PBX”) technologies), data services (including 802.11 (2.4 and 5 GHz)), enhanced coverage for safety spectrum (police, fire and rescue) and wireless primary and secondary broadband backbones, synchronous optical networks (“SONET’s”) and campus connections.
          Project Management. We also supervise all of the efforts associated with a project, whether it involves one or more of the foregoing services or a “turn-key” solution, so the carrier can ultimately broadcast from the newly configured site.
Competition
          The telecommunications industry is highly competitive. Because of its modest size and wide breadth of service offerings, it is difficult to identify our competitors. However, we currently believe that they include LCC International, Inc., Wireless Facilities, Inc., CH2M Hill Companies, Ltd., and Andrew Corp., and in some instances, Bechtel Corporation (“Bechtel”), General Dynamics Corporation (“General Dynamics”) and Ericsson, Inc.(“Ericsson”). Many of these competitors have greater capital resources, longer operating histories, larger customer bases, and more established industry relationships than we do. In addition, we attempt to distinguish ourselves from our competitors by being adaptable in order to be responsive to carrier specific tasks that arise during any given engagement for services.
Government Regulation
          Although we are not directly subject to any FCC or similar government regulations, the wireless networks that we design, deploy and manage are subject to them. Those requirements dictate that the networks meet certain radio frequency emission standards, not cause unallowable interference to other services, and in some cases accept interference from other services. Those networks are also subject to certain state and local government regulations and requirements.
Major Suppliers and Vendors
          Historically, we have relied upon subcontractors to perform services in order to fulfill our contractual obligations. Currently, the costs attributable to subcontractors represent approximately 66% of our cost of revenues. We do not rely on any one subcontractor and we utilize subcontractors that are available and can meet our timeframes and contractual requirements. Due to our reliance on subcontractors, we are exposed to the risk that we will be unable to subcontract for services necessary to meet customer expectations or to subcontract for such services on terms that are advantageous or favorable to us.
Major Customers
          For the nine months ended March 31, 2006, we derived 88% of our total revenues from our five largest customers. Of those customers, all of them individually represented greater than 5% of net revenues, and four of them represented greater than 10% of net revenues for the period. In the nine months ended March 31, 2006, T-Mobile USA, Inc. (“T-Mobile”) represented approximately 20%, Sprint Corporation (“Sprint”) and Nextel Communications, Inc. (“Nextel”) represented approximately 42%, General Dynamics represented approximately 14% and MetroPCS represented approximately 7%. In the six months ended June 30, 2005, we had six customers that collectively comprised approximately 86% of our net revenues. Of those customers, five of them individually represented greater than 5% of net revenues, and three of them represented greater than 10% of net revenues for the period. In the six months ended June 30, 2005, Nextel represented approximately 26%, T-Mobile represented 25%, Sprint represented 19% and General Dynamics represented 10%. We had six customers, which collectively comprised approximately 87% of net revenues for the year ended December 31, 2004. Of those customers, six of them individually represented greater than 5% of net revenues, and four of them represented greater than 10% of net revenues for such calendar year. In particular, T-Mobile represented approximately 32%, Nextel represented approximately 18%, Sprint represented approximately 13% and General Dynamics represented approximately 12% of net revenues for the year ended December 31, 2004. The loss of an individual or a combination of those customers would have a material adverse effect on consolidated revenues.

Seasonality
          Incidents of inclement weather, particularly in the winter months, hinder our ability to complete certain outdoor activities relating to the provision of our services. Demand for our services is typically higher in the last few months of the calendar year, due primarily to acceleration of most customers’ capital expenditures for completing year-end projects, with a corresponding decrease in activity during the first few months of the following calendar year, typically because customers are evaluating their plans for such capital expenditures for the coming year during that period.
Backlog
          As of March 31, 2006, our backlog was approximately $12.2 million and we currently anticipate completing those backlog orders by September 30, 2006. As of June 30, 2005, our backlog was approximately $7.0 million.
Employees
          As of June 30, 2006, we employed 127 full-time and three part-time employees. We anticipate the need to increase our work force as additional contracts for projects are received. None of our employees are represented by labor unions.
Properties
          As of June 30, 2006, we had leases or contractual arrangements to utilize approximately 64,100 square feet of office and warehouse space for our operations, as set forth below:

	Size in
	Square		Monthly	End of
Location	Feet	Description	Cost	Lease Term
20 Bushes Lane Elmwood Park, NJ	15,800	Single-story brick building (office and warehouse space)	$7,970	December of 2008

10 Bushes Lane Elmwood Park, NJ	9,950	Single-story brick building (office and warehouse space)	$6,200	February of 2006

97 Linden Avenue* Elmwood Park, NJ	11,700	Single-story brick building (office and warehouse space)	$14,733	June of 2008

1100 Taylors Land Unit 1 Cinnaminson, NJ	10,209	Single-story brick building (office and warehouse space)	$5,299	November of 2006

7402 Virginia Manor Road Beltsville, MD	9,580	Single-story brick building (office and warehouse space)	$10,355	June of 2008

11861 North Profit Road Forney, TX	6,000	Single-story metal building (office and warehouse space)	$1,500	Month to Month

6440 North Central Expressway, Suite 620 Dallas, TX	861	Ten-story brick building (office space)	$1,363	March of 2006

*	We sublease one-half of this space.

LEGAL PROCEEDINGS
          We and our subsidiaries are involved in legal proceedings from time to time, none of which we believe, if decided adversely to us or our subsidiaries, would have a material adverse effect on our business, financial condition or results of operations.
MANAGEMENT
          As of July 10, 2006, our executive officers and the members of our board of directors (the “Board”), along with their ages, were as follows:

Name	Age	Position
Richard B. Berliner	52	Chairman of the Board, Chief Executive Officer and Class II Director

Patrick G. Mackey	59	Senior Vice President and Chief Financial Officer

Mark S. Dailey	47	Class III Director

Peter J. Mixter	53	Class I Director

Mehran Nazari	44	Class I Director

John Stevens Robling, Jr.	54	Class II Director

Michael Guerriero	44	Chief Operating Officer — BCI Communications, Inc.

Robert Bradley	30	Vice President of Business Development — BCI Communications, Inc.
          Our Board is divided into three classes, with our Class I Directors serving until the 2006 Annual Meeting of Stockholders, our Class II Directors serving until the 2007 Annual Meeting of Stockholders, and our Class III Director serving until the 2008 Annual Meeting of Stockholders.
          Richard B. Berliner, 52, has been one of our directors, and our Chief Executive Officer and Chairman of the Board since February 18, 2005. He has been the Chief Executive Officer and Chairman of the Board of Old Berliner since 1995. He previously served as Executive Vice President of Communications Development Systems and was responsible for managing sales, marketing and customer activities for construction services to wireless carriers. Mr. Berliner also held multiple senior executive positions with AAT Communications, Inc., a communications-oriented property management firm, and Drive Phone, Inc., a major distributor of wireless telephones and services. He received a Bachelor of Arts degree from Rutgers College.
          Patrick G. Mackey, 59, is our Senior Vice President and Chief Financial Officer, a role he assumed on February 18, 2005. From August 1, 2003 to February 18, 2005, Mr. Mackey was our Senior Vice President of Accounting. He previously served as our Senior Vice President of Administration from March, 2000 to July, 2003. Mr. Mackey was formerly the Executive Vice President and Chief Financial Officer of Internet Global Services, Inc., one of our subsidiaries. From December 1998 to March 2000, he was a partner with Tatum CFO Partners, LLP, which assigned him to the Internet Global account. Mr. Mackey was an independent financial consultant from July 1996 to December 1998 working with various start-up companies in the healthcare and software industries. From January 1990 to July 1996, he was a founder and Executive Vice President, Chief Financial Officer and Chief Operating Officer of MultiTechnology Services, Inc., a provider of telephony and cable television in multi-family residential communities. Mr. Mackey received his Bachelor of Science degree in accounting from Louisiana Tech University and is a Certified Public Accountant. Mr. Mackey was serving as the Senior Vice President,

Administration of each of AxisTel, e.Volve, NNOC and IGSI when each petitioned for bankruptcy as described under “Business—Business—Prior to the Transaction.”
          Mark S. Dailey, 47, is a private investor who from 1999 to 2004 held senior executive management positions including Executive Vice President, Sales and Marketing of Intralinks, Inc., a venture-funded secure document distribution company, Chief Operating Officer of LexiQuest, Inc., a technology-based company exploiting linguistics and natural language processing in developing software tools to manage, access and retrieve large Intranet document collections and Chief Operating Officer of Medcast Networks, a venture capital-backed start-up delivering comprehensive medical information to physicians. From 1986 to 1999, Mr. Dailey held various senior level positions with Bloomberg Financial Markets, a global leader in the delivery of international real-time financial information. Prior to joining Bloomberg, Mr. Dailey worked for several investment banking firms.
          Peter J. Mixter, 53, has been one of our directors since July 9, 2004. He has been a private investor since 1999. From 1991 to 1999, Mr. Mixter served as Managing Director of the Healthcare Corporate Finance Group and as a member of the Global Healthcare Management Committee for Lehman Brothers. While at Lehman Brothers, he participated in numerous healthcare-related mergers and acquisitions, public and private equity offerings, and debt issuances. Prior to joining Lehman Brothers, Mr. Mixter served as an Assistant Secretary and Lending Officer for the New England Division of Manufacturers Hanover Trust. He received a Bachelor of Arts degree from the University of Vermont and a Master of Business Administration degree from Columbia University.
          Mehran Nazari, 44, has been the President and Chief Operating Officer of Advanced Generation Telecom Group, Inc., a wireless and telecommunications consulting and strategic planning company since 2001. From 2000 to 2001, he was Director of Engineering of Kurtis & Associates, PLC, another wireless and telecommunications consulting and strategic planning company. He received a Bachelor of Science degree from George Washington University.
          John Stevens Robling, Jr., 54, has been one of our directors since June 5, 2001. He is Managing Director of the Liati Group. He also served in various capacities, including as our Vice President, Chief Financial Officer, Treasurer and Assistant Secretary, from September 22, 1999, through August 31, 2000. Prior to his appointment to these positions, Mr. Robling was Chief Financial Officer of AxisTel Communications, Inc., one of our subsidiaries, and PhoneFree.com, Inc. (now Gemini Voice Solutions, Inc.), one of our minority interests. Before joining AxisTel in 1998, Mr. Robling was an independent financial advisor and specialized in offering private equity investment services to various clients. From 1992 to 1997, Mr. Robling was a principal, board member and investment committee member of Hamilton Lane Advisors, Inc. Hamilton Lane is a private equity-consulting firm headquartered in Philadelphia. Prior to joining Hamilton Lane, Mr. Robling was a Vice President at Lazard Freres & Co. in its International and Mergers and Acquisitions Departments. He was also a member of the Country Advisory Group, an informal partnership among Lazard Freres, S.G. Warburg and Lehman Brothers, which advised the sovereign governments of developing countries. In connection with these engagements, Mr. Robling provided financial advisory services to national telecommunications authorities and multi-national telecommunications companies. Mr. Robling received a Bachelor of Arts degree, with distinction, from Georgetown University and a Master of Business Administration degree from the University of Chicago.
          Michael S. Guerriero, 44, is our Chief Operating Officer, a role he assumed in February of 2006. He previously served as the Executive Vice President of the Technical Services organization of BCI. Before joining BCI, Mr. Guerriero held the position of Area Vice President at Sprint responsible for the PCS/wireless network build-out in the Northeast Region. Prior to that position, he was the Director of Engineering for the Northeast and was responsible for the initial design and deployment of the Sprint PCS/wireless network in the New York/New Jersey/Connecticut metro area. Mr. Guerriero’s professional career spans over 20 years and includes a number of technical and leadership positions in the defense and telecommunication industries. Mr. Guerriero received a Bachelor of Science degree in Electrical Engineering from the New Jersey Institute of Technology and is a licensed Professional Engineer.
          Robert Bradley, 30, is our Vice President of Business Development, a position he has held since July of 2005. As Vice President of Business Development, Mr. Bradley is responsible for managing at the corporate level all of BCI customers, establishing and developing local offices, overseeing quality control of services, and marketing BCI in the telecommunication industry. From 2001 to 2005, he was a project manager in our New

York/New Jersey market. From 1998 to 2000, Mr. Bradley held logistics positions with Sony Corporation and DHL. Mr. Bradley earned his Bachelor of Arts & Science degree from West Virginia University.
The Board and its Committees
          Our business is managed under the direction of our Board. The Board interacts with management and meets on a regular basis during our fiscal year to review significant developments affecting us and to act on matters requiring Board approval. It also holds special meetings or acts by unanimous written consent when an important matter requires Board action between scheduled meetings. During the fiscal year ended June 30, 2005, the Board had five special meetings and acted by unanimous written consent on four occasions. Each member of the Board participated in at least 75% of such Board and applicable committee meetings held during the fiscal year and the period during which he was a director. One member of our Board attended the 2005 Annual Meeting of Stockholders. While we encourage all of our directors to attend our Annual Meeting of Stockholders, the Board has not adopted any specific policy regarding such attendance.
          The Board is currently comprised of Richard B. Berliner, Mark S. Dailey, Peter J. Mixter, Mehran Nazari, and John Stevens Robling, Jr., Richard B. Berliner. Messrs. Dailey, Mixter, Nazari and Robling are considered by the Board to be “independent” as that term is defined by Rule 4200(a)(15) of the National Association of Securities Dealers Manual (“Rule 4200(a)(15)”). Mr. Berliner serves as Chairman of the Board.
          The Board has established an Audit Committee to devote attention to specific subjects and to assist the Board in the discharge of its responsibilities. The functions of that committee and its current members are set forth below.
     The Audit Committee
          The Audit Committee recommends to the Board the appointment of the firm selected to serve as the independent auditor for the Company and its subsidiaries, monitors the performance of any such firm and approves all services to be performed. It also reviews and approves the scope of the audit and evaluates, with the independent auditor, the Company’s audit and annual financial statements, reviews with management the status of internal accounting controls, evaluates issues having a potential financial impact on the Company, which may be brought to the Audit Committee’s attention by management, the independent auditors, or the Board and evaluates public financial reporting documents of the Company. The Audit Committee currently includes Peter J. Mixter, Mehran Nazari and John Stevens Robling, Jr. During the fiscal year ended June 30, 2005, the Audit Committee met four times. Mr. Robling currently serves as Chairman of the Audit Committee. The Board has determined that Mr. Robling is a financial expert.
          The Audit Committee operates pursuant to a charter approved and adopted by the Board on September 7, 2000. In accordance with the charter, all of the members of the Audit Committee are independent pursuant to Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards and are financially literate and at least one member of the Audit Committee has accounting or related financial management expertise.
          The Audit Committee’s charter provides for at least three members. However, until the appointment of Mehran Nazari on February 18, 2005, due to the current size and composition of the Board, only two members served on the Audit Committee.
          The Audit Committee, on behalf of the Board, oversees the Company’s financial reporting process. In fulfilling its oversight responsibilities, the Audit Committee reviewed with the Company the audited financial statements and the footnotes thereto included elsewhere in this prospectus and discussed with the management and our independent auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.
          Our outside auditor is responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles. The Audit Committee reviewed and discussed with the outside auditor its judgments as to the quality, not just the acceptability, of our accounting principles generally accepted in the United States of America and such other matters as are required to be discussed by the Audit Committee with our outside auditor under generally accepted auditing standards of the Public Company Oversight Board (United States of America).
          The Audit Committee discussed with the outside auditor the outside auditor’s independence from management and the company, and received the written disclosures concerning the outside auditor’s independence required by the Independence Standards Board to be made by our outside auditor.
     Other Committees
          The Company does not currently have an Executive Committee, a Compensation Committee or a Nominating Committee. Due to the current size and composition of the Board, the functions customarily attributable to an Executive Committee, a Compensation Committee and a Nominating Committee are performed by the Board as a whole.
          Our Board believes that it is not necessary at present to have a standing nominating committee or a charter with respect to the nomination process because the size and composition allow it to adequately identify and evaluate qualified candidates for directors. However, our Board may consider appointing such a committee in the future.
          Currently, each of our directors participates in the consideration of director nominees, and the evaluation of candidates on the bases of financial literacy, industry knowledge, relevant experience, stockholder status, moral character, Rule 4200(a)(15) independence and willingness and ability to serve. Aside from the foregoing qualities, the Board does not have a minimum set of qualifications that must be met by nominees. Mr. Dailey was nominated to serve as a member of our Board by the previous holders of our preferred stock pursuant to the terms of the Voting Agreement.
     Board of Directors Compensation
          Each independent director receives $1,000 for each Board and committee meeting attended in person and $500 for each Board and committee meeting attended by conference call, with the exception of members of the Audit Committee, who receive $750 for each meeting attended by conference call.
     Executive Compensation
          The following table sets forth information regarding the compensation awarded of those persons (i) who served or acted as our principal executive officer, (ii) who were our other four most highly compensated executive officers and (iii) two persons who would have been one of the most highly compensated executive officers had they been employed by us as of June 30, 2005 (the “Named Executive Officers”) for the past three fiscal years.

					Long-term
					Compensation
		Annual Compensation ($)			Securities
				Other	Underlying	Other
Name	Year	Salary	Bonus	Compensation	Options/SAR’s (#)	Compensation ($)(7)
Richard B. Berliner (2)	2005	69,231	—	4,154 (6)	—	929
Chairman and Chief
Executive Officer

Steven W. Caple (3)	2005	179,647	—	—	—	9,733
Former President and	2004	190,000	—	—	—	9,959
General Counsel	2003	160,000	45,000	—	1,667 (1)	7,321

Patrick G. Mackey	2005	170,192	—	—	—	27,933
Senior Vice President	2004	180,000	—	—	—	25,938
and Chief Financial	2003	180,000	—	—	1,667 (1)	19,310
Officer

Barrett N. Wissman (4)	2005	—	—	75,000	—	7,833
Former Chairman and	2004	—	—	100,000	—	9,315
Former President	2003	95,000	—	50,000	—	8,635

Michael Guerriero (5)
Chief Operating Officer	2005	107,692	—	—	—	—
of BCI	2004	47,923	—	—	—	—

(1)	Represents stock options granted under the 1999 Plan adjusted for the reverse stock split on September 16, 2005.

(2)	Mr. Berliner became our Chairman and Chief Executive Officer on February 18, 2005. Mr. Berliner’s annual compensation is $200,000 with an annual car allowance of $12,000. The amounts shown above are amounts paid since February 18, 2005.

(3)	Mr. Caple resigned his position as President and General Counsel effective June 17, 2005.

(4)	Mr. Wissman resigned as the Company’s President, effective on December 31, 2002, and began serving as its Chairman of the Board, commencing on January 1, 2003. The compensation reported in the table for 2003 includes $95,000 for his services as President and $50,000 for his services as Chairman of the Board. In 2004, Mr. Wissman was paid $100,000 for his services as Chairman of the Board. In 2005, Mr. Wissman was paid $75,000 for his services as Chairman of the Board until his resignation from that position on February 18, 2005.

(5)	Mr. Guerriero began his employment on January 19, 2004 and was named Chief Operating Officer of BCI on August 1, 2005.

(6)	Represents car allowance paid to Mr. Berliner.

(7)	Represents payments made by the Company for health and life insurance premiums and allocations of forfeitures in the Company’s 401(k) plan.

Employment Agreements
          Richard B. Berliner. On January 6, 2006, we entered into an employment agreement with Richard B. Berliner, our Chairman and Chief Executive Officer. The agreement was effective as of January 1, 2006 and has a term of one year. Under the agreement, Mr. Berliner will be paid an annualized base salary of $275,000 and an annual car allowance of $12,000.
          Pursuant to the agreement, Mr. Berliner is required to devote all of his business time, attention, skill and efforts exclusively to the business and affairs of us. If his employment is terminated during the term of the agreement by Berliner for “Without Cause” (as defined in the agreement) or if he resigns for “Good Reason” (as defined in the agreement), he will be entitled to an amount equal to his base salary then in effect for the remainder of the employment term (as defined in the agreement) or for six months, whichever is longer. Payments made in connection with his termination of employment are generally subject to his delivery to us of a general release of claims. Under the agreement, for twenty-four months following his termination of employment (twelve months, in certain cases), he will be subject to certain non-competition and non-solicitation restrictions.
          Patrick G. Mackey. On January 6, 2006, we entered into an employment agreement with Patrick G. Mackey, our Senior Vice President and Chief Financial Officer. The agreement was effective as of January 1, 2006 and has a term of one year. Under the agreement, Mr. Mackey will be paid an annualized base salary of $225,000 and an annual car allowance of $9,000.
          Pursuant to the agreement, Mr. Mackey is required to devote all of his business time, attention, skill and efforts exclusively to the business and affairs of us. If his employment is terminated during the term of the agreement by Berliner for “Without Cause” (as defined in the agreement) or if he resigns for “Good Reason” (as defined in the agreement), he will be entitled to an amount equal to his base salary then in effect for the remainder of the employment term (as defined in the agreement) or for six months, whichever is longer. Payments made in connection with his termination of employment are generally subject to his delivery to us of a general release of claims. Under the agreement, for twenty-four months following his termination of employment (twelve months, in certain cases), he will be subject to certain non-competition and non-solicitation restrictions.
          Michael Guerriero. On August 1, 2005, we entered into an employment agreement with Michael Guerriero as its Chief Operating Officer. The agreement was effective as of August 1, 2005 and has a term of two years. Under the agreement, Mr. Guerriero will be paid an annualized base salary of $175,000. Pursuant to the agreement, Mr. Guerriero is required to devote all of his business time, attention, skill and efforts exclusively to the business and affairs of BCI. If his employment is terminated by BCI during the term as a “Without Cause Termination” (as defined in the agreement), he will be entitled to an amount equal to his base salary then in effect for the remainder of the employment term (as defined in the agreement), but not less than the equivalent of five months of the annual base salary at the time of termination.
          Payments made in connection with Mr. Guerriero’s termination of employment are generally subject to him delivering to BCI a general release of claims. Under the agreement, for six months following his termination of employment, Mr. Guerriero will be subject to certain non-competition and non-solicitation restrictions.
          Robert Bradley. On March 11, 2005, we entered into an employment agreement with Robert Bradley as Vice President of Sales, Marketing and Business Development. The agreement was effective as of March 11, 2005 and has a term of two years. Under the agreement, Mr. Bradley will be paid an annualized base salary of $100,000 plus a bonus (as defined in the agreement). Pursuant to the agreement, Mr. Bradley is required to devote all of his business time, attention, skill and efforts exclusively to the business and affairs of BCI. If his employment is terminated by BCI during the term as a “Without Cause Termination” (as defined in the agreement), he will be entitled to an amount equal to his base salary then in effect for the remainder of the employment term, but not less than the equivalent of five months of the annual base salary at the time termination.
          Payments made in connection with Mr. Bradley’s termination of employment are generally subject to him delivering to BCI a general release of claims. Under the agreement, for six months following his termination of employment, Mr. Bradley will be subject to certain non-competition and non-solicitation restrictions.

Executive Compensation
          The Board is responsible for reviewing the compensation paid to the Company’s executive officers and determining such compensation. The Board approves all compensation paid to executive officers, with the exception of grants of stock options, which are made by the Option Subcommittee, subject to Board approval, as provided in the Company’s 1999 Omnibus Securities Plan and the 2001 Equity Incentive Plan. During the fiscal year ended June 30, 2005, the Board made all compensation related determinations.

THE SELLING STOCKHOLDERS AND OTHER PRINCIPAL SHAREHOLDERS
          The following table sets forth information with respect to the beneficial ownership of our common stock as of the July 10, 2006 by: (1) each person who is a beneficial owner of more than 5% of our common stock, (2) each of our directors, (3) each of our Named Executive Officers, and (4) all of our executive officers and directors as a group. Unless otherwise indicated, the address of each listed stockholder is in care of us at 20 Bushes Lane, Elmwood Park, New Jersey 07407.

	Common Stock (1)
Holders	Number of Shares		Percentage
Richard B. Berliner	13,857,814	(2)	79.4%

Robert Bradley	10,600	(3)	*

Steven W. Caple	1,755	(4)	*

Mark S. Dailey	50,000	(5)	*

Micheal Guerriero	18,750	(6)	*

Patrick G. Mackey	22,141	(7)	*

Peter J. Mixter	50,167	(8)	*

Mehran Nazari	50,000	(9)	*

John Stevens Robling, Jr.	50,167	(10)	*

CB Private Equity Partners, LP	1,126,289		6.6%

Rock Creek Partners II, Ltd.	1,126,289		6.6%

Officers and Directors as a Group (Nine persons)	13,591,393	(11)	79.5%

Old Berliner (12)	13,857,814		79.4%

*	Represents less than one percent.

(1)	For purposes of this table, a person is deemed to have beneficial ownership of the number of shares of common stock that such person has the right to acquire within 60 days of July 10, 2006. Percentages have been based on us having 17,034,857 shares of common stock issued and outstanding. For purposes of computing the percentage of outstanding shares of common stock held by any individual listed in this table, any shares of common stock that such person has the right to acquire pursuant to the exercise of a stock option exercisable within 60 days is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Represents shares directly held by Old Berliner that Mr. Berliner may be deemed to beneficially own as a result of his positions as President, Chief Executive Officer and Chairman of the Board of Old Berliner, a corporation of which Mr. Berliner is also approximately a 31% equity owner.

(3)	Includes vested options to purchase 10,600 shares of common stock.

(4)	Includes (a) 88 shares of common stock owned directly and (b) vested options to purchase 1,667 shares of common stock, exercisable within 60 days of July 10, 2006, which expire on June 17, 2010. Mr. Caple resigned as our President, General Counsel and Secretary effective as of June 17, 2005.

(5)	Includes immediately exercisable vested options to purchase 50,000 shares of common stock.

(6)	Includes vested options to purchase 18,750 shares of common stock, exercisable within 60 days of July 10, 2006.

(7)	Includes (a) 57 shares of common stock owned directly and (b) vested options to purchase 22,084 shares of common stock, exercisable within 60 days of July 10, 2006.

(8)	Includes (a) vested options to purchase 167 shares of common stock, exercisable within 60 days of July 10, 2006 and (b) immediately exercisable vested options to purchase 50,000 shares of common stock.

(9)	Includes immediately exercisable vested options to purchase 50,000 shares of common stock.

(10)	Includes (a) vested options to purchase 167 shares of common stock, exercisable within 60 days of July 10, 2006 and (b) immediately exercisable vested options to purchase 50,000 shares of common stock.

(11)	Includes vested options to purchase 253,434 shares of common stock, exercisable within 60 days of July 10, 2006.

(10)	This information is based on information reported by the stockholder in filings made with the Securities and Exchange Commission (the “Commission”). The address of Old Berliner is c/o Wilmington Trust SP Services, 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810.
          Old Berliner has no independent operations and no significant assets other than 13,857,814 shares of our common stock. As of the date of this prospectus, Old Berliner intends to distribute approximately 13,781,414 of our shares that it holds to its shareholders of record on [ ], 2006 pursuant to its Plan of Liquidation and Dissolution. The Board of Directors of Old Berliner has approved the Plan of Liquidation and Dissolution and presented it to the stockholders of Old Berliner for approval. Upon approval of the holders of a majority of shares entitled to vote, the Plan of Liquidation and Dissolution will become effective and Old Berliner will file a Certificate of Dissolution with the Secretary of State of Delaware.
          Our Chairman and CEO, Richard B. Berliner, owns approximately 31% of Old Berliner and will directly own 25.2% of our shares after the distribution. Greenhill Capital Partners, L.P., Greenhill Capital, L.P., Greenhill Capital Partners (Cayman), L.P. and Greenhill Capital Partners (Executives), L.P. together own approximately 38.1% of Old Berliner and will directly own an aggregate of 30.8% of our shares after the distribution. Neither Greenhill Capital Partners nor its affiliates have any material relationship with us other than their ownership of Old Berliner stock and their anticipated ownership of our shares following the distribution by Old Berliner. All of our shares held by Mr. Berliner or by the affiliates of Greenhill Capital Partners after the distribution by Old Berliner, Inc. are being offered by this prospectus.
          GCP Managing Partner, L.P., the managing general partner of Greenhill Capital Partners, L.P., Greenhill Capital, L.P., Greenhill Capital Partners (Executives), L.P. and Greenhill Capital Partners (Cayman), L.P. (the “Funds”), as well as Greenhill Capital Partners, LLC, which controls the managing general partner, and Greenhill & Co., Inc., the sole member of Greenhill Capital Partners, LLC, may be deemed to beneficially own the shares held by the Funds. We have been advised by the Funds that all decisions regarding investments by the Funds are made by an investment committee whose composition may change. No individual has authority to make any such decisions without the approval of the investment committee. The current members of the investment committee are Robert H. Niehaus, Scott L. Bok, Robert F. Greenhill, Simon A. Borrows and V. Frank Pottow, each whom disclaims beneficial ownership in the shares held by the Funds except to the extent of his pecuniary interest therein. The address of the Funds is 300 Park Avenue, New York, New York 10022. Each of the Funds is an affiliate of a registered broker-dealer and has informed us that it acquired the shares in the ordinary course of its business and at the time the shares were acquired, it had no agreements or understandings, directly or indirectly, with us or any of our affiliates or any person acting on our behalf or on behalf of any of our affiliates to distribute the shares.

          Our current operations are conducted substantially from the assets we purchased from Old Berliner, Inc. in the Acquisition. For a more complete discussion of the transactions between us and Old Berliner see “Business—Strategic Combination” and “Business—2005 Recapitalization Event.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
          We contract with RBI Real Estate, LLC (“RBI”) for the lease of certain vehicles used in our operations. This contract resulted in payment to RBI in an amount equal to $78,200 and $75,400 during the nine months ended March 31, 2006, and 2005; payments of $51,600 and $45,600 during the six months ended June 30, 2005, and 2004; and payments of $86,000, $38,600 the years ended December 31, 2004, 2003, respectively. Richard B. Berliner, our Chief Executive Officer, and one of our former senior executive officers, own RBI equally.
COMPARATIVE STOCK PERFORMANCE
          The graph below compares the cumulative total stockholder return on our Common Stock for the five years ended June 30, 2006, with the cumulative total return on the NASDAQ Composite Index and the NASDAQ Telecommunications Index over the same period (assuming an investment of $100 in the Company’s Common Stock, the NASDAQ Composite Index and the NASDAQ Telecommunications Index on July 1, 2000, and reinvestment of all dividends).

	BERL
	Closing	NASDAQ	NASDAQ
	Bid Price*	Composite	Telecom
6/30/00	$100.00	$100.00	$100.00

6/30/01	2.26	54.49	35.79

6/30/02	0.32	36.89	11.89

6/30/03	0.29	40.92	16.83

6/30/04	0.16	51.63	21.37

6/30/05	0.01	51.86	21.27

6/30/06	0.35	54.77	22.19

*	Trading halted by NASDAQ during the period July 31, 2001 to December 31, 2001.

THE DISSOLUTION PLAN
Process of Dissolution and Liquidation
          The Plan of Liquidation and Dissolution provides that Old Berliner will dissolve and distribute all remaining shares of our common stock it holds and any of its other remaining assets. Section 275 of the Delaware General Corporation Law provides that a corporation may dissolve upon either (1) the affirmative vote of a majority of its whole board of directors followed by the affirmative vote of holders of a majority of its outstanding common stock entitled to vote; or (2) a unanimous written stockholder consent. Following such authorization, the dissolution is effected by filing a certificate of dissolution with the Secretary of State of the State of Delaware. Once a corporation is dissolved, its existence is automatically continued for a term of three years, or for such longer period as the Delaware Court of Chancery directs, but solely for the purpose of winding up its business. The process of winding up includes: (1) the prosecution and defense of lawsuits, if any; (2) the settling and closing of any business; (3) the disposition and conveyance of any property; (4) the discharge of any liabilities; and (5) the distribution of any remaining assets to the stockholders of the corporation. If any action, suit or proceeding is commenced by or against the corporation before or within the three-year winding up period, such corporation will, solely for the purpose of such action, suit or proceeding, automatically continue to exist beyond the three-year period until any judgments, orders or decrees are fully executed.
Contingency Reserve
          Prior to the dissolution, Old Berliner’s board of directors will determine the amount of assets reasonably sufficient under Delaware law to be set aside as a contingency reserve to cover the estimated expenses of its dissolution and liquidation and all claims of Old Berliner’s creditors. Specifically, Old Berliner’s board of directors will pay or make reasonable provision to pay all claims and obligations, including all contingent, conditional or unmatured contractual claims known to Old Berliner, will make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against Old Berliner which is the subject of a pending action, suit or proceeding to which Old Berliner is a party, and will make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to Old Berliner or that have not arisen but that, based on the facts known to Old Berliner, are likely to arise or to become known to Old Berliner within ten years after the date of dissolution. Old Berliner currently estimates that as of the anticipated date of dissolution, it will be required to reserve an amount equal to approximately $52,500.
          As of June 2, 2006, cash and cash equivalents of Old Berliner totaled approximately $14,300. Old Berliner anticipates that at the time of the dissolution, it will not have sufficient liquid assets to satisfy its creditors and pay the expenses associated with the dissolution; however, Old Berliner may sell in the public market, or otherwise, such number of shares of our common stock that are sufficient to generate cash to satisfy claims of its creditors and fund its remaining expenses. If the proceeds of such sales are not sufficient to cover all valid claims and Old Berliner stockholders have received a distribution of our common stock, they may be liable to any creditors with a valid unsatisfied claim against Old Berliner. The liability of Old Berliner stockholders will be limited to the lesser of their pro rata share of such claims and the aggregate amount they received in distribution.
Distributions to Old Berliner Stockholders
          Upon dissolution of Old Berliner, Old Berliner intends to initially distribute approximately 13,781,414 shares of our common stock currently held by Old Berliner and any of its other assets to its stockholders remaining after making adequate provision for its liabilities in accordance with Delaware law. Old Berliner expects that it will be necessary to retain a portion of our shares that it holds and its liquid assets to pay liabilities that may arise after the dissolution. No assurance can be given whether any amounts reserved by Old Berliner would ultimately be distributed to the stockholders and, if distributed, when such distribution would occur, nor can it be certain that the amounts reserved by Old Berliner will be adequate to pay all claims arising after the dissolution.
          Due to the uncertainties as to the precise net realizable value of its remaining assets and the ultimate settlement amount of its liabilities, as well as fluctuations in our common stock price, it is impossible for Old Berliner to ascertain the aggregate number of shares of our common stock and cash that will be distributed to its stockholders pursuant to the Plan of Liquidation and Dissolution. However, Old Berliner currently estimates that approximately 13,781,414 shares of our common stock will be available for distribution to Old Berliner stockholders, after payment of known liabilities and expenses associated with the dissolution and otherwise. The actual value of assets available for distribution, if any, could be substantially less, depending on a number of factors including (1) unknown liabilities or claims, (2) unexpected or greater than expected expenses and (3) a decline in the price of our common stock prior to the settlement of Old Berliner’s outstanding liabilities.

THE DISTRIBUTION
          Old Berliner has no independent operations and no significant assets other than 13,857,814 shares of our common stock. As of the date of this prospectus, Old Berliner intends to distribute approximately 13,781,414 of our shares of common stock that it holds to its shareholders of record on [ ], 2006 pursuant to its Plan of Liquidation and Dissolution. The Board of Directors of Old Berliner has approved the Plan of Liquidation and Dissolution and presented it to the stockholders of Old Berliner for approval. Upon approval of the holders of a majority of shares entitled to vote, the Plan of Liquidation and Dissolution will become effective and Old Berliner will file a Certificate of Dissolution with the Secretary of State of Delaware.
          Our Chairman and CEO, Richard B. Berliner, owns approximately 31% of Old Berliner, Inc. and will directly own approximately 25.2% of our shares after the distribution. Greenhill Capital Partners, L.P., Greenhill Capital, L.P., Greenhill Capital Partners (Cayman), L.P. and Greenhill Capital Partners (Executives), L.P. together own approximately 38.1% of Old Berliner and will directly own an aggregate of 30.8% of our shares after the distribution. Neither Greenhill Capital Partners nor its affiliates have any material relationship with us other than their ownership of Old Berliner stock and their anticipated ownership of our shares following the distribution by Old Berliner. All of our shares held by Mr. Berliner or by the affiliates of Greenhill Capital Partners after the distribution by Old Berliner are being offered by this prospectus.
          The distribution will be made at no charge on [   ], the distribution date, to each holder of Old Berliner’s stock who is a record holder on the record date. Prior to the distribution date, Old Berliner will deliver 13,781,414 shares of our common stock to the distribution agent for distribution. The distribution agent will mail, beginning on or about the date of this prospectus, certificates representing such shares to the Old Berliner stockholders of record on the record date. The Old Berliner stockholders will not be required to pay for the shares of our common stock received in the distribution, or to surrender or exchange the Old Berliner securities in order to receive our common stock.
          No certificates or scrip representing fractional shares will be issued to Old Berliner stockholders as part of the distribution. In lieu of receiving fractional shares of our common stock, each record holder of common stock of Old Berliner who would otherwise be entitled to receive a fractional interest in our common stock will receive cash. The distribution agent will, as soon as practicable after the distribution date, aggregate and sell all such fractional interests in the over-the-counter market at then-prevailing market prices and distribute the aggregate proceeds (net of brokerage fees) ratably to the Old Berliner holders of record otherwise entitled to fractional interests.
          American Stock Transfer is the current transfer agent for our shares of common stock and will act as the distribution agent in this distribution. The fees payable to the distribution agent in connection with the distribution will be borne by us.
          The remaining 76,400 shares held by Old Berliner, Inc. will be sold by Old Berliner for its own account from time to time at prevailing market prices or privately negotiated prices. These sales will primarily be used to generate sufficient cash reserves to satisfy any claims of creditors or other expenses incidental to the distribution or dissolution. In addition, the shares will be sold to avoid the distribution of any fractional shares to Old Berliner shareholders in any final liquidating distribution that may take place after the satisfaction of creditors.
          Mr. Richard B. Berliner, our Chief Executive Officer and Chairman of our Board of Directors, is expected to receive approximately 4,287,542 of our shares in the distribution by Old Berliner, Inc. Also, affiliates of Greenhill Capital Partners are expected to receive approximately 5,246,869 of our shares in the distribution by Old Berliner, Inc. Mr. Berliner is an affiliate of ours due to his position on the board, his position as our Chief Executive Officer and his ownership of our shares. Greenhill Capital Partners may also be deemed an affiliate of ours after the distribution by Old Berliner, Inc. because of its ownership of approximately 30.8% of our shares. In addition to the distribution of the shares by Old Berliner, Inc., this prospectus relates to subsequent sales by each of Mr. Berliner and the affiliates of Greenhill Capital Partners of shares they receive in the distribution. Mr. Berliner, Old Berliner and Greenhill Capital Partners and its affiliates may be deemed to be underwriters in the distribution. Mr. Berliner, the affiliates of Greenhill Capital Partners or Old Berliner, Inc. may sell their common shares at prevailing market prices or privately negotiated prices.

          Shareholders of Old Berliner receiving shares in the distribution, including Mr. Berliner and the affiliates of Greenhill Capital Partners, may sell their shares which are registered at any time. It is expected that registered shares will be sold through the selling efforts of brokers or dealers. There is no agreement with any specific brokers or dealers relating to the shares nor has any plan of distribution or sale of the shares been developed, other than the distribution to Old Berliner shareholders described in this section.
          Shareholders of Old Berliner receiving shares in the distribution, including Mr. Berliner and the affiliates of Greenhill Capital Partners, may sell their shares:
•	to purchasers directly;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions or commissions from such shareholders or from the purchasers of the securities for whom they may act as agent;

•	by the pledge of the shares or warrants as security for any loan or obligation, including pledges to brokers or dealers who may effect distribution of the shares or warrants or interests in such securities;

•	to purchasers by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	in a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate a transaction;

•	through an exchange distribution in accordance with the rules of the exchange or in transactions in the over-the-counter market;

•	pursuant to Rule 144; or

•	in any other manner not proscribed by law.
          Such sales may be made at then prevailing prices and terms which may be related to the then current market price or at negotiated prices and terms.
          Pursuant to the Asset Purchase Agreement that we entered into in connection with the Acquisition of the assets of Old Berliner, we will pay the fees and expenses in connection with this registration statement other than underwriting discounts or commissions, brokerage fees and the fees and expenses of counsel to any selling shareholders. We estimate that we will pay fees and expenses of approximately $53,811 In the event of a material change in the information disclosed in this prospectus, the shareholders will not be able to effect transactions in the shares and warrants pursuant to this prospectus until a post-effective amendment to the registration statement is filed with, and declared effective by, the Commission. We will not receive any proceeds from the distribution to or subsequent sale by the shareholders of Old Berliner of our shares of common stock.
          The distribution will not affect the number of outstanding common shares of Old Berliner or any rights of Old Berliner security holders.
          Our common stock will continue to be quoted on the OTC Bulletin Board after the distribution.

DESCRIPTION OF SECURITIES
          The following discussion is not meant to be complete and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended, and our bylaws, which are exhibits to the registration statement of which this prospectus is a part. You should read this summary together with our Amended and Restated Certificate of Incorporation, as amended, our bylaws, and the applicable provisions of Delaware statutory law.
          Our authorized capital stock currently consists of 22,000,000 shares of capital stock. The authorized capital stock is divided into common stock and preferred stock. The common stock consists of 20,000,000 shares, par value $0.00002 per share. The preferred stock consists of 2,000,000 shares, par value $0.00002 per share. As of July 10, 2006, we had outstanding 17,034,857 shares of common stock and no shares of preferred stock outstanding.
     Description of Common Stock
          Voting. The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders. The holders of our common stock are not entitled to cumulative voting in the election of directors.
          Dividends. Subject to the rights of our outstanding preferred stock and subject to restrictions imposed by certain other agreements, dividends on our common stock may be declared and paid when and as determined by our board of directors.
          Liquidation, Dissolution or Winding Up. If we liquidate, dissolve or wind up operations, the holders of our common stock are entitled to share equally on a per share basis in any assets remaining after all prior claims are satisfied, all our outstanding debt is repaid and the liquidation preferences on our outstanding preferred stock are paid in full.
          Other Rights. Holders of our common stock do not have any preemptive or similar rights to subscribe for shares of our capital stock, or for any rights, warrants, options, bonds, notes, debenture or other securities convertible into or carrying options or warrants to subscribe, purchase or otherwise acquire shares of our capital stock. Our Amended and Restated Certificate of Incorporation, as amended, do not contain any provisions providing for the redemption of our common stock or the conversion of our common stock into other securities.
          Effect of Preferred Stock, and Credit Facilities on our Common Stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock that we may issue in the future, and our credit facilities. Certain provisions of the instruments that may adversely affect the rights of holders of our common stock are described in the following paragraphs.
     Description of Preferred Stock
          Our Board has the authority, without further shareholder approval, to issue up to 2,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights, and the qualifications, limitations or restrictions, of the shares of each series. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock. In certain circumstances, such issuances could have the effect of decreasing the market price of the common stock.

LEGAL MATTERS
     The legality of the shares of common stock offered by this prospectus has been passed upon for us by Andrews Kurth, LLP of Dallas, Texas.
EXPERTS
     The financial statements as of June 30, 2005 and for the six months ended June 30, 2005, and as of December 31, 2004 and the year ended December 31, 2004, included in this Prospectus have been so included in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
     The financial statements set forth in this registration statement and prospectus as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003, have been audited by Grant Thornton, LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, which is set forth herein, and have been included herein in reliance upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed a registration statement on Form S-1 with the Commission with respect to this distribution. This prospectus, which is part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits and schedules attached to the registration statement for copies of the actual contract, agreement or other document.
     We also file annual, quarterly and current reports, proxy statements and other documents with the Commission under the Exchange Act. You may read and copy any materials that we may file without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. The Commission also maintains an Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The other information we file with the Commission is not part of the registration statement of which this prospectus forms a part.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firms	F-2

Consolidated Balance Sheets as of June 30, 2005 and December 31, 2004, and 2003	F-4

Consolidated Statements of Operations for the six months ended June 30, 2005 and June 30, 2004 (unaudited), and the years ended December 31, 2004, 2003, and 2002	F-5

Consolidated Statements of Shareholders’ Equity (Deficit) for the six months ended June 30, 2005, and the years ended December 31, 2004, 2003, and 2002	F-6

Consolidated Statements of Cash Flows for the six months ended June 30, 2005, and June 30, 2004 (unaudited), and the years ended December 31, 2004, 2003, and 2002	F-7

Notes to Consolidated Financial Statements	F-9

Consolidation Balance Sheets as March 31, 2006 (Unaudited) and June 30, 2005	F-22

Consolidated Statements of Operations for the three and nine months ended March 31, 2006, and 2005 (Unaudited)	F-23

Consolidated Statements of Stockholders’ Equity (Deficit) for the nine months Ended March 31, 2006 (Unaudited)	F-24

Consolidated Statements of Cash Flow for the nine months ended March 31, 2006 and 2005 (Unaudited)	F-25

Notes to Consolidated Financial Statements (Unaudited)	F-26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Berliner Communications, Inc.
We have audited the accompanying consolidated balance sheets of Berliner Communications, Inc. and subsidiaries as of June 30, 2005 and December 31, 2004 and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the six months ended June 30, 2005, and the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Berliner Communications, Inc. and subsidiaries as of June 30, 2005 and December 31, 2004, and the results of their operations and their cash flows for the six months ended June 30, 2005, and the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
BDO Seidman, LLP
Valhalla, New York
August 11, 2005, except for
Note 17, for which the date is
September 16, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Berliner Communications, Inc.
We have audited the accompanying consolidated balance sheet of Berliner Communications, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Berliner Communications, Inc. and subsidiaries as of December 31, 2003, and the consolidated results of their operations and their consolidated cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.
Grant Thornton, LLP
Philadelphia, Pennsylvania
July 1, 2004

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2005	2004	2003
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$402,432	$453,818	$137,870
Accounts receivable, net of allowance for doubtful accounts of $91,572 in 2005, $106,061 in 2004 and $147,724 in 2003	5,261,311	3,384,904	5,495,679
Inventories	506,615	515,565	611,974
Prepaid expenses and other current assets	516,842	212,943	159,349

	6,687,200	4,567,230	6,404,872

LONG-TERM ASSETS
Property and equipment, net	469,855	557,317	780,032
Other assets	359,139	68,032	59,302

	$7,516,194	$5,192,579	$7,244,206

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Line of credit	$493,824	$344,588	$435,995
Current portion of long-term debt	425,964	434,372	339,513
Current portion of capital lease obligations	39,596	56,573	114,704
Loan from shareholder	—	101,640	—
Accounts payable	2,209,775	1,704,187	1,989,142
Accrued liabilities	2,285,889	1,223,965	1,936,539
Deferred revenue	—	9,435	—
Income taxes payable	—	12,581	34,371

	5,455,048	3,887,341	4,850,264

LONG-TERM LIABILITIES
Long-term debt, net of current portion	243,942	404,484	624,765
Long-term capital lease obligations, net of current portion	10,068	26,977	58,568

	254,010	431,461	683,333

COMMITMENTS	—	—	—

STOCKHOLDERS’ EQUITY
Preferred stock	79	—	—
Common stock	13	202,243	202,243
Additional paid-in capital	12,922,329	10,531,131	10,531,131
Accumulated deficit	(11,115,285)	(9,859,597)	(9,022,765)

	1,807,136	873,777	1,710,609

	$7,516,194	$5,192,579	$7,244,206

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended		Year ended
	June 30,		December 31,
	2005	2004	2004	2003	2002
		(Unaudited)
Revenues	$10,196,270	$7,421,961	$15,285,904	$17,955,834	$22,939,479
Costs of revenues	7,339,171	4,926,639	9,604,839	13,098,669	18,435,786

Gross margin	2,857,099	2,495,322	5,681,065	4,857,165	4,503,693

Selling, general and administrative expenses	3,830,947	2,939,614	6,123,328	5,898,143	8,132,762
Depreciation and amortization	139,220	180,832	342,934	580,207	703,519
Impairment of goodwill	—	—	—	—	413,801
(Gain) loss on sale of fixed assets	(22,785)	(13,972)	(9,699)	45,445	7,003

Loss from operations	(1,090,283)	(611,152)	(775,498)	(1,666,630)	(4,753,392)

Other (income) expense
Interest expense	22,282	19,114	46,813	34,112	61,215
Interest income	(5,487)	(550)	(1,639)	(12,763)	(43,542)
Loss in equity of investments	93,982	—	—	—	—
Gain on extinguishment of debt	—	—	—	(7,171,119)	—
Impairment of deferred financing costs	—	—	—	—	81,741
Other (income) loss	(3,895)	—	—	—	—

Income (loss) before income taxes	(1,197,165)	(629,716)	(820,672)	5,483,140	(4,852,806)

Income tax expense (benefit)	(6,581)	(1,840)	16,160	44,250	253,987

Net income (loss)	(1,190,584)	(627,876)	(836,832)	5,438,890	(5,106,793)

Preferred stock dividends and accretion	—	—	—	378,355	1,623,420

Net income (loss) applicable to common shareholders	$(1,190,584)	$(627,876)	$(836,832)	$5,060,535	$(6,730,213)

Net income (loss) per share — basic and diluted	$(0.01)	$(0.03)	$(0.04)	$0.30	$(0.55)

Weighted average number of shares outstanding — basic and diluted	151,331,446	20,224,320	20,224,320	16,633,810	12,134,591

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred Stock		Common Stock
	25,000,000 shares authorized;		200,000,000 shares authorized		Additional		Total
	$0.00002 par value		$0.00002 par value		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance at December 31, 2002	—	—	12,134,591	$121,345	$8,553,814	$(14,083,300)	$(5,408,141)

Stock issued under standstill voting and termination agreement			8,089,729	80,898	1,977,317		2,058,215

Preferred dividends and accretion						(378,355)	(378,355)

Net income						5,438,890	5,438,890

Balance at December 31, 2003	—	—	20,224,320	202,243	10,531,131	(9,022,765)	1,710,609

Net loss						(836,832)	(836,832)

Balance at December 31, 2004	—	—	20,224,320	$202,243	$10,531,131	$(9,859,597)	$873,777

Deemed retroactive stock split to recapitalize Berliner Communications, Inc. with 147,676,299 common shares, $0.00002 par value			127,451,979	(199,210)	199,131		(79)

Deemed retroactive stock split to recapitalize Berliner Communications, Inc. with 3,913,699 Series E Preferred shares, $0.00002 par value; liquidation preference of $0.26 per share	3,913,699	79	—	(79)	79		79

Deemed dividend of Berliner Communications, Inc. of net assets not transferred in recapitalization						(65,104)	(65,104)

Novo Networks, Inc. preferred stock recapitalized as of February 18, 2005, into 4,500 Series B and 9,473 Series D Preferred shares, $0.00002 par value liquidation preference of $1,000 per share	13,973	—					—

Novo Networks, Inc. shareholder equity recapitalized as of February 18, 2005, into 52,323,701 common shares, $0.00002 par value			52,323,701	1,046	2,188,001		2,189,047

Reverse stock split of one share for every 300 shares on September 16, 2005			(199,333,333)	(3,987)	3,987		—

Net loss						(1,190,584)	(1,190,584)

Balance at June 30, 2005	3,927,672	$79	666,667	$13	$12,922,329	$(11,115,285)	$1,807,136

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	June 30,		December 31,
	2005	2004	2004	2003	2002
		(Unaudited)
Cash flows from operating activities
Net income (loss)	$(1,190,584)	$(627,876)	$(836,832)	$5,438,890	$(5,106,793)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operations
Depreciation	139,220	180,832	342,934	580,207	703,519
Impairment of deferred financing costs	—	—	—	—	81,741
Loss in equity investments	93,982	—	—	—	—
Gain on extinguishment of debt	—	—	—	(7,171,119)	—
Impairment of goodwill	—	—	—	—	413,801
Bad debt expense	10,000	—	—	—	—
(Gain) loss on sale of fixed assets	(22,785)	(13,972)	(9,699)	45,445	7,003
Changes in operating assets and liabilities
Accounts receivable	(1,886,407)	2,060,024	2,110,775	(157,860)	5,330,711
Inventories	8,950	34,224	96,409	92,449	452,995
Prepaid expenses and other current assets	(330,310)	111,992	(53,594)	106,703	(71,766)
Other assets	14,797	(1,500)	(8,730)	4,561	896
Accounts payable	505,588	(288,276)	(284,955)	249,702	(2,664,680)
Accrued liabilities	1,090,984	(881,005)	(712,574)	(518,118)	517,508
Income taxes receivable and payable	(12,581)	290	(21,790)	34,371	462,974
Deferred revenues	(11,435)	(9,435)	9,435	(200,000)	200,000
Other liabilities	—	—	—	—	10,374

Net cash (used in) provided by operating activities	(1,590,581)	565,298	631,379	(1,494,769)	338,283

Cash flow from investing activities
Purchase of property and equipment	(89,397)	(42,140)	(80,358)	(219,765)	(330,699)
Proceeds from the sale of property and equipment	60,423	10,268	25,053	28,849	118,401

Net cash used in investing activities	(28,974)	(31,872)	(55,305)	(190,916)	(212,298)

Cash flows from financing activities
Payment of preferred stock dividends	—	—	—	(137,500)	(660,000)
Proceeds from line of credit	1,237,080	701,146	1,887,663	435,995	—
Proceeds from long-term debt	30,039	—	101,640	87,566	—
Repayment of line of credit	(1,087,844)	(1,028,263)	(1,979,070)	—	—
Repayment of long-term debt	(198,989)	(89,256)	(180,637)	(89,288)	—
Repayment of loan from shareholder	(101,640)	—	—	—	—
Repayment of capital leases	(33,886)	(43,761)	(89,722)	(97,154)	(66,218)
Cash paid on debt extinguishment	—	—	—	(800,000)	—

Net cash used in financing activities	(155,240)	(460,134)	(260,126)	(600,381)	(726,218)

Net increase (decrease) in cash and cash equivalents	(1,774,795)	73,292	315,948	(2,286,066)	(600,233)
Cash and cash equivalents at beginning of period	453,818	137,870	137,870	2,423,936	3,024,169
Cash and cash equivalents, acquired	1,723,408	—	—	—	—

Cash and cash equivalents at end of period	$402,431	$211,162	$453,818	$137,870	$2,423,936

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended		For the year ended
	June 30,		December 31,
	2005	2004	2004	2003	2002
		(Unaudited)
Supplemental disclosure of cash flow information
Interest paid	$21,113	$19,114	$46,813	$35,776	$61,215

Income taxes paid	$13,087	$5,144	$9,789	$—	$167,631

Non-cash investing and financing activities
Preferred stock accretion	$—	$—	$—	$240,855	$963,420

Capital leases entered into	$—	$—	$55,215	$19,415	$342,018

Net assets acquired	$392,123	$—	$—	$—	$—

     The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts shown for the six months ended June 30, 2004, are unaudited)
1.	Business
General
The company now known as Berliner Communications, Inc. (“Berliner”, “we”, “us” and “our”) was originally incorporated in Delaware in 1987 as Adina, Inc. (“Adina”). Adina’s corporate existence was permitted to lapse in February of 1996 and was subsequently reinstated as eVentures Group, Inc., (“eVentures”) in August of 1999. In December of 2000, eVentures changed its name to Novo Networks, Inc. (“Novo”).
On February 18, 2005, Novo entered into an asset purchase agreement with the former Berliner Communications, Inc. (“Old Berliner”) and BCI Communications, Inc. (“BCI”), a Delaware corporation and our wholly-owned subsidiary, whereby BCI acquired (the “Acquisition”) the operations and substantially all of the assets (the “Berliner Assets”) and liabilities of Old Berliner. In September of 2005, Novo changed its name to Berliner Communications, Inc.
Since the Acquisition was settled through the issuance of a controlling interest in Novo’s common stock, Old Berliner is deemed to be the acquirer for accounting purposes. Furthermore, since Novo was deemed to be a shell company prior to the Acquisition, purchase accounting was not applied. Therefore, the transaction was accounted for as a reverse acquisition and recapitalization of Old Berliner. The accompanying consolidated financial statements for the six months ended June 30, 2005, include the accounts of Old Berliner through February 18, 2005, BCI, our wholly owned subsidiary, and us since February 18, 2005.
Founded in 1995, Old Berliner originally provided wireless carriers with comprehensive real estate site acquisition and zoning services. Over the course of the following 10 years, the service offerings were expanded to include radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modification and project management services, which comprise one operating segment. With the consummation of the Acquisition, BCI carries on the historical operations of Old Berliner.
2.	Summary of Significant Accounting Policies
Basis of Presentation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Some of the more significant estimates being made include the allowance for doubtful accounts and percentage of completion of construction projects.
The amounts shown for the six months ended June 30, 2004, in the accompanying Statement of Operations and Statement of Cash Flows have been prepared by us, without audit, pursuant to the interim financial statements rules and regulations of the United States Securities and Exchange Commission (‘SEC”). In our opinion, the accompanying unaudited consolidated Statement of Operations and Statement of Cash Flows include all adjustments necessary to present fairly the results of our operations and cash flows for the six months ended June 30, 2004.

Principals of Consolidation
The consolidated financial statements include our accounts and the accounts of our wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.
Reclassifications
Certain prior year amounts have been reclassified to conform to current year presentation.
Cash and Cash Equivalents
We consider all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At June 30, 2005, cash and cash equivalents totaled approximately $402,400 and consisted of bank balances and a money market account. We maintain our cash and cash equivalents with two financial institutions, which, at times, have amounts in excess of the FDIC insurance limit.
Risks and Uncertainties
Financial instruments that potentially subject us to concentrations of credit risk consist primarily of accounts receivable. We routinely assess the financial strength of our customers and do not require collateral or other security to support customer receivables. Credit losses are provided for in our consolidated financial statements in the form of an allowance for doubtful accounts. Our allowance for doubtful accounts is based upon the expected collectibility of all our accounts receivable. We determine our allowance by considering a number of factors, including the length of time it is past due, our previous loss history and the customer’s current ability to pay its obligation. Accounts receivable are written off when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.
Inventories
Inventories, which consist mainly of raw materials, are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method.
Prepaid Expenses and Other Assets
Prepaid expenses are recorded as assets and expensed in the period in which the related services are received. At June 30, 2005, and December 31, 2004, and 2003, current prepaid expenses and other assets classified as current totaled approximately $516,842, $212,900, and $159,300, respectively, and consisted mainly of insurance and rents. Non-current other assets of approximately $359,100 at June 30, 2005 and approximately $68,000 and $59,300 at December 31, 2004, and 2003, respectively, are mainly deposits for our office and warehouse locations and long-term insurance.
Property and Equipment
Property and equipment consist of automobiles and trucks, computer equipment, equipment, furniture and fixtures and leasehold improvements. Each class of assets is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the term of the lease or the estimated useful life, whichever is shorter. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. As of the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.
Long-lived Assets
We assess the recoverability of long-lived assets by determining whether the net book value of the assets can be recovered through projected undiscounted future cash flows. The amount of impairment, if any, is measured based on fair value and is charged to operations in the period in which the impairment occurs.

Equity Investments
Subsidiaries whose results are not consolidated, but over whom we exercise significant influence, are generally accounted for under the equity method of accounting. Whether we exercise significant influence with respect to a subsidiary depends on an evaluation of several factors, including, without limitation, representation on the subsidiary’s governing board and ownership level, which is generally a 20% to 50% interest in the voting securities of the subsidiary, including voting rights associated with our holdings in common stock, preferred stock and other convertible instruments in the subsidiary. Under the equity method of accounting, the subsidiary’s accounts are not reflected in our consolidated financial statements. Our proportionate share of a subsidiary’s operating earnings and losses are included in the caption “Loss in equity of investments” in our consolidated statements of operations.
Revenue Recognition
Revenue from radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modifications and project management services are recognized as work is performed. Revenue from real estate acquisition and zoning services is recognized upon the identification of an acceptable site and when the lease is signed between the landlord and customer. Revenue associated with multiple element contracts is allocated based on the relative fair value of the services included in the contract. Revenue from infrastructure equipment construction and installation contracts, which are generally completed within 90 days, is recorded under the percentage-of-completion method based on the percentage that total direct costs incurred to date bear to estimated total costs at completion. Losses on infrastructure equipment construction and installation contracts are recognized when such losses become known.
Unbilled receivables represent direct costs incurred and estimated gross profit on uncompleted infrastructure equipment construction and installation contracts that are not yet billed or billable, pursuant to contractual terms.
Income Taxes
We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases. Deferred tax assets and liabilities are measured using applicable tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.
Stock Based Compensation
Historically, Old Berliner applied the intrinsic value-based method of accounting prescribed by Accounting Principal Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for our employee-based stock options plan. As such, compensation expense would be recorded on the date of grant only if the current market price of underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based compensation. As permitted by SFAS No. 123, Old Berliner elected to continue to apply the intrinsic value-based method of accounting for its employee-based stock option grants and adopted the disclosure requirements of SFAS No. 123.
During 2004 and through the date of the Acquisition, Old Berliner did not grant any stock options under its plans. During 2003, and 2002, there were 60,000 and 80,000 stock options granted under the Old Berliner plans, respectively. The fair value of the options granted was immaterial; therefore, the proforma net income (loss) would have equaled the amount reported for the years ended December 31, 2004. The holders under Old Berliner’s plans, forfeited all of their stock options 90 days after the Acquisition date due to all of the employees becoming employees of us. There were no stock options granted from the Acquisition to June 30, 2005.
We have adopted the disclosure-only provision of SFAS 123, “Accounting for Stock Based Compensation.” SFAS 123 requires pro forma information to be presented as if we had accounted for the stock options granted during the fiscal periods presented using the fair value method. The fair value for outstanding options granted during the fiscal years ending June 30, 2005, were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected volatility of 48.6%, expected dividend yield of 0%, risk-free interest rate of 3.88% and an expected life of ten years.
For purposes of pro forma disclosure, the estimated fair values of the options are amortized to expense over the options’ vesting period of one to three years.

	Six Months
	Ended		Fiscal Year Ended December 31,
	June 30, 2005	June 30, 2004	2004	2003	2002
Pro forma net income (loss)
Net income (loss) allocable to common shareholders, as reported	$(1,190,584)	$(627,876)	$(836,832)	$5,060,535	$(6,730,213)
Less — Stock-based compensation determined under fair value based method	(12,500)	—	—	—	—

Net income (loss) allocable to common shareholders, proforma	$(1,203,084)	$(627,876)	$(836,832)	$5,060,535	$(6,730,213)

Net income (loss) per share, pro forma	$(0.01)	$(0.03)	$(0.04)	$0.30	$(0.55)
Net income (loss) per share, as reported	$(0.01)	$(0.03)	$(0.04)	$0.30	$(0.55)
On December 16, 2004, the FASB issued Statement No. 123R, “Share-Based Payment,” which requires companies to record compensation expense for stock options issued to employees at an amount determined by the fair value of the options. SFAS No. 123R was initially effective for us beginning in the first quarter of fiscal 2006. However, due to an SEC extension of the compliance date in April 2005, SFAS No. 123R will now be effective for us beginning July 1, 2006. As such, effective with the our first quarter of fiscal 2007, SFAS No. 123R will eliminate our ability to account for stock options using the method permitted under APB 25 and instead require us to recognize compensation expense should we issue stock options to our employees or non-employee directors. We are in the process of evaluating the impact of the adoption of SFAS No. 123R will have on the consolidated financial statements should we issue any stock options.
3.	Accounts Receivable
Accounts receivable at June 30, 2005, and December 31, 2004, and 2003, consist of the following:

	June 30,	December 31,
	2005	2004	2003
Accounts receivable	$4,209,743	$2,788,188	$4,492,837
Unbilled receivables	1,143,140	702,777	1,150,566

	5,352,883	3,490,965	5,643,403
Allowance for doubtful accounts	(91,572)	(106,061)	(147,724)

Total	$5,261,311	$3,384,904	$5,495,679

Unbilled receivables represent the value of services rendered to customers not billed as of the balance sheet date. Unbilled receivables are generally billed within three months subsequent to the completion of services.

The allowance for doubtful accounts for the years ended December 31, 2002, 2003, 2004, and the six months ended June 30, 2005 consisted of the following:

	Balance	Charged		Balance
	at	to Costs	Recoveries/	at
	Beginning of	and	Deductions/	End of
	Period	Expenses	Write-offs	Period
Allowance for doubtful accounts:

Year ended December 31, 2002	$137,046	25,390	8,733	$171,169

Year ended December 31, 2003	$171,169	—	(23,445)	$147,724

Year ended December 31, 2004	$147,724	45,636	(87,299)	$106,061

Six months ended June 30, 2005	$106,061	10,000	(24,489)	$91,572
4.	Property and Equipment
Fixed assets at June 30, 2005, and December 31, 2004, and 2003, consist of the following:

	June 30,	December 31,
	2005	2004	2003
Automobiles and trucks	$392,143	$239,464	$813,713
Furniture and fixtures	252,361	500,322	276,047
Equipment	1,800,477	1,766,906	1,395,771
Computer equipment and software	81,490	81,490	71,506
Leasehold improvements	118,444	110,131	110,132

	2,644,915	2,698,313	2,667,169
Less accumulated depreciation and amortization	(2,175,060)	(2,140,996)	(1,887,137)

Total	$469,855	$557,317	$780,032

Depreciation and amortization expense on fixed assets for the six months ended June 30, 2005, and 2004 (unaudited), and the years ended December 31, 2004, 2003, and 2002, was $139,220, $180,800, $342,900 and $580,200 and $703,500, respectively.
5.	Equity Investments
Currently, we have a minority equity interest in Ad Astra Holdings LP, a Texas limited partnership and Paciugo Management LLC, a Texas limited liability company and the sole general partner of Ad Astra (collectively “Paciugo”). During the six months ended June 30, 2005, we recorded an equity loss of $93,982. Our carrying value of our interest in Paciugo as of June 30, 2005, was approximately $102,000 and is included in Other Assets in the accompanying Balance Sheet as of June 30, 2005.

6.	Accrued Liabilities
Accrued liabilities at June 30, 2005, and December 31, 2004, and 2003, consist of the following:

	June 30,	December 31,
	2005	2004	2003
Employee compensation	$192,702	$141,838	$41,171
Constructions costs	1,937,786	975,969	1,862,469
Other	155,401	106,158	32,899

	$2,285,889	$1,223,965	$1,936,539

7.	Income Taxes
Income tax (benefit) expense differed from amounts computed by applying the U.S. federal tax rate of 34% to pre-tax loss as a result of the following:

	June 30,	December 31,
	2005	2004	2003
Tax expense (benefit) of statutory rate of 34%	$(407,036)	$(279,028)	$1,864,268
Increase in valuation allowance against deferred tax assets	429,080	305,009	899,512
State income tax expense (benefit), net of federal income tax benefit	(71,112)	(73,860)	(159,333)
Gain on extinguishment of debt	—	—	(2,438,180)
Other, net	42,487	64,039	(122,017)

Income tax (benefit) expense	$(6,581)	$16,160	$44,250

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at June 30, 2005, and December 31, 2004, and 2003, are as follows:

	June 30,	December 31,
	2005	2004	2003
Deferred tax assets Allowance for doubtful accounts	$36,574	$42,424	$59,090
Reserve for obsolete and slow moving inventory	13,407	6,084	15,102
Net operating loss carryforwards	1,196,527	3,402,205	3,062,334
Excess of financial statement depreciation over tax depreciation	—	—	9,178

Total gross deferred tax assets	1,246,508	3,450,713	3,145,704

Less valuation allowance	1,246,508	3,450,713	3,145,074

Net deferred tax assets	—	—	—

Deferred tax liability — excess of tax depreciation over financial statement depreciation	—	—	—

Net deferred taxes	$—	$—	$—

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

We have net operating loss carryforwards for federal and state income tax purposes of approximately $3.0 million expiring in 2025, which may be applied against future taxable income. As a result of the Acquisition, net operating loss carryforwards of Old Berliner in the amount of approximately $3.4 million were lost and net operating loss carryforwards of Novo of approximately $800,000 were retained, resulting in a reduction in the valuation allowance of approximately $2.6 million.
8.	Revolving Credit Facility
In March of 2005, we renewed our revolving credit facility, which provides for borrowings up to $1,250,000. The credit facility is available for working capital, capital expenditures and general corporate purposes. The credit facility interest rate is prime plus two percent (2%) (as of June 30, 2005, the prime rate was 5.25%.)
The credit facility is secured by substantially all our assets and the balance outstanding at June 30, 2005, December 31, 2004, and 2003, was $493,800, $344,600, and $436,000, respectively. The revolving credit facility is for a period of one year with the ability to renew for an additional one-year term.
9.	Long-term Debt
Long-term debt consisted of the following at June 30, 2005, and December 31, 2004, and 2003:

	June 30,	December 31,
	2005	2004	2003
Loans payable to financing companies, payable in monthly installments of $2,656, interest at -0-% and 7.99% annually, due May, 2008 through November, 2011, secured by automobiles	$106,403	$114,354	$78,778

Notes payable to Greenhill Capital Partners LP and PWIBD Partners LP issued in 2003, payable in quarterly installments $80,500, bearing interest from 0% to 6%, maturing in September 2006	563,503	724,502	885,500

	669,906	838,856	964,278

Less current maturities	(425,964)	(434,372)	(339,513)

	$243,942	$404,484	$624,765

Aggregate maturities of long-term debt are as follows:

June 30,
2006	$425,964
2007	187,825
2008	28,159
2009	17,068
2010	10,329
Thereafter	561

$669,906

10.	Capitalized Leases
We have entered into capital leases for certain automobiles and trucks that we previously owned. As of June 30, 2005, and December 31, 2004, and 2003, the total cost of the vehicles leased was $405,600, $329,300, and $356,100, respectively, and the accumulated depreciation was $309,600, $194,500, and $128,700, respectively.
The following is a schedule by years of future minimum lease payments under capital leases of June 30, 2005:

2006	$44,348
2007	12,484

56,832
Amounts representing interest	(7,168)

Future minimum lease payments	$49,664

11.	Commitments and Contingencies
Operating Leases
We lease office and warehouse space under operating leases. Rent expense for the six months ended June 30, 2005, and June 30, 2004 (unaudited), and the years ended December 31 2004, 2003, and 2002, was $237,000, $197,400, $440,700, $483,500, and $578,400, respectively.
Minimum future amounts due under operating leases are as follows:

June 30,
2006	$427,492
2007	323,830
2008	297,336
2009	37,671

$1,086,329

Legal Proceedings
We and our subsidiaries are involved in legal proceedings from time to time, none of which we believe, if decided adversely to us or our subsidiaries, would have a material adverse effect on our business, financial condition or results of operations.
12.	Employee Benefit Plan
Subsequent to the Acquisition, both Novo and Old Berliner maintain defined contribution plans under Section 401(k) of the Internal Revenue Code. Under the plans, employees may elect to defer a percentage of their salary, subject to defined limitations. Both entities retain the right to provide for a discretionary matching contribution in addition to discretionary contributions based upon participants’ salaries. We made matching contributions to the participants’ in its plan from the Acquisition date to June 30, 2005 of approximately $2,200. Old Berliner did not make any matching contributions to its plan in the six months ended June 30, 2005, and the years ended December 31, 2004, 2003 and 2002.

13.	Concentration of Credit Risk
As of and for the six months ended June 30, 2005, six customers accounted for approximately 86% of revenues and 85% of accounts receivable. Of those customers, five of them individually represented greater than 5% of revenues, and three of them represented greater than 10% of revenues. During the six months ended June 30, 2005, Nextel Communications, Inc. (“Nextel”) represented approximately 26%, T-Mobile USA, Inc. (“T-Mobile”) represented approximately 25%, Sprint Corp. (“Sprint”) represented approximately 19% and General Dynamics Corp. (“General Dynamics”) represented approximately 10% of revenues.
As of and for the six months ended June 30, 2004, six customers accounted for approximately 87% of revenues and 90% of accounts receivable. Of those customers, six of them individually represented greater than 5% of revenues, and three of them represented greater than 10% of revenues. During the six months ended June 30, 2004, T-Mobile represented approximately 43%, Sprint represented approximately 13%, Nextel represented approximately 11% and General Dynamics Corp. represented approximately 9% of revenues.
As of and for the year ended December 31,2004, six customers accounted for approximately 87% of revenues and 88% of accounts receivable. Of those customers, six of them individually represented greater than 5% of revenues, and four of them represented greater than 10% of revenues. During the year ended December 31, 2004, T-Mobile represented approximately 32%, Nextel represented approximately 18%, Sprint represented approximately 13% and General Dynamics represented approximately 12% of revenues.
As of and for the year ended December 31, 2003, four customers accounted for approximately 83% of revenues, each of which individually represented greater than 10% of such total of such total, and 73% of accounts receivable. In 2003, Bechtel Corp. represented approximately 32%, Sprint represented approximately 22%, T-Mobile represented approximately 14% and Nextel represented approximately 12% of revenues.
As of and for the year ended December 31, 2002, five customers accounted for approximately 89% of revenues and 90% of accounts receivable. Of those customers, five of them individually represented greater than 5% of revenues, and four of them represented greater than 10% of revenues. In 2002, Bechtel and Sprint represented approximately 22% each, Nextel represented approximately 21%, Lucent Technologies, Inc. represented approximately 17% and T-Mobile represented approximately 8% of revenues.
14.	Related Party Transactions
We contract with RBI Real Estate, LLC (“RBI”) for the lease of certain vehicles used in our operations. This contract resulted in payment to RBI in an amount equal to $51,600, $45,600, $86,000, $38,600, and none during the six months ended June 30, 2005, and 2004 (unaudited), and the years ended December 31, 2004 2003, and 2002, respectively. A current and a former senior executive officer of us own RBI equally.
15.	Gain on Extinguishment of Debt
In 2003, Old Berliner signed a standstill voting and termination agreement whereby it and its Series A Preferred Stockholders agreed to exchange their existing securities for cash, promissory notes and shares of common stock. The holders of the Old Berliner’s Series A Preferred Stock received in exchange for 110,000 shares of Series A Preferred Stock and warrants to purchase 1,100,000 shares of Old Berliner common stock the following: cash of $800,000, promissory notes of $966,000 and 8,089,729 shares of Old Berliner common stock. This transaction resulted in the recording of approximately $7.2 million gain on the extinguishment of the debt.

16.	Stockholders’ Equity
As of June 30, 2005, pursuant to the Amendment to our Amended and Restated Certificate of Incorporation dated November 13, 2000, we are authorized to issue 225,000,000 shares, consisting of (i) 200,000,000 shares of common stock, par value $0.00002 per share, and (ii) 25,000,000 shares of preferred stock, par value $0.00002 per share. On September 16, 2005, we filed two amendments to our certificate of incorporation to increase the number of authorized shares to 6,600,000,000 shares, consisting of (i) 6,000,000,000 shares of common stock, par value $0.00002 per share, and (ii) 600,000,000 shares of preferred stock, par value $0.00002 per share and to effect a reverse stock split of one share for every 300 shares of common stock (see Note 17 — Subsequent Event).
Preferred Stock
Our Board of Directors is authorized to establish and designate series of preferred stock, to fix the number of shares constituting each series, and to fix the designations and the preferences, limitations, and relative rights, including voting rights, of the shares of each series. As of June 30, 2005, our Board of Directors had five series of preferred stock consisting of the following:
Series A Convertible Preferred Stock ($.00002 par value, 5,000 shares authorized, 0 shares issued and outstanding at June 30, 2005). Holders of Series A Convertible Preferred Stock are not entitled to vote, except as provided by law and are not entitled to receive any dividends. In the event of liquidation, holders of Series A Convertible Preferred Stock are entitled to receive $1,000 per share out of the assets available for distribution to our stockholders.
Series B Convertible Preferred Stock ($.00002 par value, 25,000 shares authorized, 4,500 shares issued and outstanding at June 30, 2005). Holders of Series B Convertible Preferred Stock are not entitled to vote, except as provided by law and are not entitled to receive any dividends. In the event of liquidation, holders of Series B Convertible Preferred Stock are entitled to receive $1,000 per share out of the assets available for distribution to our stockholders under the same terms as the holders of any outstanding shares of Series A Convertible Preferred Stock.
Series C Convertible Preferred Stock ($.00002 par value, 30,000 shares authorized, 0 shares issued and outstanding at June 30, 2005). Holders of Series C Convertible Preferred Stock are not entitled to vote, except as provided by law and are not entitled to receive any dividends. In the event of liquidation, holders of Series C Convertible Preferred Stock are entitled to receive $1,000 per share out of the assets available for distribution to our stockholders under the same terms as the holders of any outstanding shares of Series A and Series B Convertible Preferred Stock.
Series D Convertible Preferred Stock (50,000 shares authorized, 9,473 shares issued and outstanding at June 30, 2005). The par value of shares of Series D Convertible Preferred Stock is $0.00002 with a liquidation value of $1,000 per share. Holders of Series D Convertible Preferred Stock are entitled to vote on all matters to be voted on by our stockholders. Each share of Series D Convertible Preferred Stock shall have one vote for each share of common stock into which it may be converted.
On December 5, 2000, we issued 7,000 shares of Series D Convertible Preferred Stock and 450,001 shares of our common stock for approximately $7.0 million in cash and a minority interest in a private communications company. The shares of Series D Convertible Preferred Stock are convertible into shares of our common stock at a price of $7.00 per share. During fiscal 2004, 2003 and 2002 an additional 695, 641 and 444 shares of Series D Convertible Preferred Stock were reserved for payment of dividends, respectively.
Series E Convertible Preferred Stock (5,000,000 shares authorized, 3,913,669 shares issued and outstanding at June 30, 2005). The par value of shares of Series E Convertible Preferred Stock is $0.00002 with a liquidation value of $0.26 per share. Holders of Series E Convertible Preferred Stock are entitled to vote on all matters to be voted on by our stockholders. Each share of Series E Convertible Preferred Stock shall have one vote for each share of common stock into which it may be converted.

Stock Options
At June 30, 2005, we sponsored two stock option plans, the 1999 Omnibus Securities Plan (“the 1999 Plan”) and the 2001 Equity Incentive Plan (“the 2001 Plan”), collectively (the “Plans”). We have elected to account for those plans under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.”
The 1999 Plan provides for the grant of incentive stock options and non-qualified stock options. The terms of the options are set by our Board of Directors. The options expire no later than ten years after the date the stock option is granted. The number of shares authorized for grants under the Plan is 15% of the total outstanding common stock, provided that no more than 4 million options can be “incentive” stock options. The 2001 Plan provides for the grant of a maximum of 12 million incentive stock options that expire no later than ten years after the date the stock option is granted.
The holders under Old Berliner’s plans, forfeited all of their stock options 90 days after the Acquisition due to all of the employees becoming employees of us.
The following table represents stock options under our Plans as of June 30, 2005:

	2001 Plan		1999 Plan		Non-Plan
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price
Balance at February 18, 2005	—		—		—

Existing Novo options	5,377,051	$4.63	1,960,000	$5.97	5,611,074	$22.62
Options granted at fair value value	—		—		—
Options exercised	—		—		—
Options cancelled	—		—		—

Outstanding at June 30, 2005	5,377,051	$4.63	1,960,000	$5.97	5,611,074	$22.62

Exercisable at June 30, 2005	5,377,051	$4.63	1,960,000	$5.97	5,611,074	$22.62

At June 30, 2005, the range of exercise prices, weighted average exercise price and weighted average remaining contractual life for options outstanding are as follows:

		Options Outstanding and Exercisable
			Weighted	Weighted
		Number	Average	Average
	Option Price	of	Exercise	Remaining
	Range	Shares	Price	Contractual Life
2001 Plan	$4.63	5,377,051	$4.63	5.54 years

1999 Plan	$0.03 to $0.06	1,300,000	$0.05	8.15 years
	$5.01 to $10.00	350,000	$10.00	4.25 years
	$15.01 to $20.00	60,000	$16.88	5.00 years
	$25.01 to $30.00	250,000	$28.50	4.71 years

Non-Plan	$10.01 to $15.00	191,574	$12.00	4.71 years
	$20.01 to $25.00	5,419,500	$23.00	4.75 years
Outstanding Warrants and Options Issued in Connection with the iGlobal Acquisition
In connection with the iGlobal acquisition on March 10, 2000, Novo issued 139,378 warrants to purchase shares of our common stock to holders of iGlobal warrants. The warrants had exercise prices of $0.01384 and $9.6899 and expire from 2004 through 2006. As of June 30, 2005, we have outstanding warrants of 38,700 at an exercise price of $0.01384 remaining that expire in November of 2005.
17.	Subsequent Event
In connection with the Acquisition, we entered into a voting agreement (the “Voting Agreement”), with Old Berliner, as a holder of a majority of our common stock and as the sole holder of our newly issued Series E Preferred Stock holders of all of our Series D Preferred Stock and more than two-thirds of the holders of our Series B Preferred Stock. The Voting Agreement provided for, among other things, the approval of certain amendments to our Certificate of Incorporation and the Certificates of Designation for the Series B Preferred Stock and the Series D Preferred Stock that was filed with the Delaware Secretary of State on September 16, 2005,as follows:
•	To increase the aggregate number of shares that we will have the authority to issue from 225,000,000 to 6,600,000,000 shares, of which 6,000,000,000 shares will be shares of Common Stock, and 600,000,000 shares will be shares of Preferred Stock;

•	To change our name from Novo Networks, Inc. to Berliner Communications, Inc.;

•	To amend the Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock to reduce the conversion price of the Series B Convertible Preferred Stock to $0.014018, and thereby increase the number of shares of Common Stock issuable upon conversion of such shares of the Series B Convertible Preferred Stock to 321,015,546 (in the quarter ended September 30, 2005, we will record a deemed dividend of approximately $2.9 million due to the reduction in the conversion price);

•	To amend the Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock to reduce the conversion price of the Series D Convertible Preferred Stock to $0.014018, and thereby increase the number of shares of Common Stock issuable upon conversion of such shares of the Series D Convertible Preferred Stock to 675,773,394 (in the quarter ended September 30, 2005, we will record a deemed dividend of approximately $6.1 million due to the reduction in the conversion price);

•	To provide that, upon the filing of the Certificate of Amendment, all shares of the Series B Convertible Preferred Stock, Series D Convertible Preferred Stock, and Series E Convertible Preferred Stock will be automatically converted into Common Stock;

•	To effect a 1:300 reverse stock split, such that the outstanding shares of Common Stock and Convertible Preferred Stock will be reclassified and one new share of Common Stock will be issued for every 300 shares of existing Common Stock (which has been retroactively reflected in the accompanying financial statements); and

•	To amend the Certificate of Incorporation, such that, after giving effect to the reverse stock split, the aggregate number of shares that we will have the authority to issue is 22,000,000 shares, of which 20,000,000 shares will be shares of Common Stock, and 2,000,000 shares will be shares of Preferred Stock.
18.	Unaudited Quarterly Results of Operations
The following tables present unaudited summary data relating to our results of operations for each quarter of the six months ended June 30, 2005 and the years ended December 31, 2004, 2003, and 2002:

	For the Six Months Ended June 30, 2005
	First Quarter	Second Quarter	Total
	(unaudited)
Revenues	$3,750,688	$6,445,582	$10,196,270
Gross margin	$954,480	$1,902,619	$2,857,099
Loss from operations before other (income) expense	$(916,556)	$(173,727)	$(1,090,283)
Net loss	$(946,906)	$(243,678)	$(1,190,584)
Net loss allocable to common shareholders	$(946,906)	$(243,678)	$(1,190,584)

	For the Fiscal Year Ended December 31, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(unaudited)
Revenues	$3,579,826	$3,915,747	$3,838,201	$3,952,130	$15,285,904
Gross margin	$1,261,964	$1,306,968	$1,601,248	$1,510,885	$5,681,065
Loss from operations before other (income) expense	$(363,116)	$(84,073)	$(8,493)	$(319,816)	$(775,498)
Net loss	$(374,183)	$(101,069)	$(20,957)	$(340,623)	$(836,832)
Net loss allocable to common shareholders	$(374,183)	$(101,069)	$(20,957)	$(340,623)	$(836,832)

	For the Fiscal Year Ended December 31, 2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(unaudited)
Revenues	$3,432,491	$4,283,079	$5,148,922	$5,091,342	$17,955,834
Gross margin	$876,565	$1,111,685	$1,314,858	$1,554,057	$4,857,165
Loss from operations before other (income) expense	$(698,558)	$(284,910)	$(244,279)	$(438,883)	$(1,666,630)
Net income (loss)	$(648,866)	$(465,568)	$(335,747)	$6,889,071	$5,438,890
Net loss allocable to common shareholders	$(1,054,721)	$(465,568)	$(335,747)	$6,916,571	$5,060,535

BERLINER COMMUNICATIONS, INC.
CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,
	2006	2005
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$647,496	$402,432
Accounts receivable, net of allowance for doubtful accounts of $149,535 at March 31, 2006 and $91,572 at June 30, 2005	8,983,358	5,261,311
Inventories	396,924	506,615
Prepaid expenses and other current assets	414,882	516,842

	10,442,660	6,687,200

LONG-TERM ASSETS
Property and equipment, net	528,349	469,855
Other assets	186,890	359,139

	$11,157,899	$7,516,194

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Line of credit	$424,509	$493,824
Current portion of long-term debt	367,146	425,964
Current portion of capital lease obligations	34,099	39,596
Accounts payable	3,667,315	2,209,775
Accrued liabilities	4,301,795	2,285,889

	8,794,864	5,455,048

LONG-TERM LIABILITIES
Long-term debt, net of current portion	153,684	243,942
Long-term capital lease obligations, net of current portion	33,750	10,068

	187,434	254,010

COMMITMENTS	—	—

STOCKHOLDERS’ EQUITY
Preferred stock	—	79
Common stock	341	13
Additional paid-in capital	12,945,514	12,922,329
Accumulated deficit	(10,770,254)	(11,115,285)

	2,175,601	1,807,136

	$11,157,899	$7,516,194

     The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended		Nine months ended
	March 31,		March 31,
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$8,546,825	$3,750,688	$28,311,613	$11,614,631
Costs of revenues	6,482,994	2,796,207	21,288,659	7,474,407

Gross margin	2,063,831	954,481	7,022,954	4,140,224

Selling, general and administrative expenses	2,362,232	1,793,200	6,647,420	4,976,914
Depreciation	62,215	76,566	186,260	238,668
(Gain) loss on sale of fixed assets	(4,368)	1,271	(5,127)	5,544

Income (loss) from operations	(356,248)	(916,556)	194,401	(1,080,902)

Other (income) expense
Interest expense	14,673	10,186	41,536	37,885
Interest income	(3,686)	(2,712)	(9,874)	(3,801)
Gain on sale of equity of investment, net of losses	—	15,791	(97,995)	15,791
Other	(4,798)	1,086	(89,797)	1,086

Income (loss) before income taxes	(362,437)	(940,907)	350,531	(1,131,863)

Income tax expense	2,450	6,000	5,500	24,000

				$
Net income (loss)	$(364,887)	$(946,907)	345,031	$(1,155,863)

Deemed Series B and D preferred dividends	—	—	19,935,779	—

Net loss allocable to common shareholders	$(364,887)	$(946,907)	$(19,590,748)	$(1,155,863)

Net loss per share — basic and diluted	$(0.02)	$(2.78)	$(1.58)	$(7.36)

Weighted average number of shares outstanding — basic and diluted	17,034,857	340,407	12,375,299	157,084

     The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock
	2,000,000 shares authorized;		20,000,000 shares authorized		Additional		Total
	$0.00002 par value		$0.00002 par value		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
	(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
Balance at June 30, 2005	3,927,642	$79	666,667	$13	$12,922,329	$(11,115,285)	$1,807,136

Deemed dividend in the conversion of the Series B and Series D Convertible Preferred Stock	(13,973)	—	996,788,940	19,936	19,915,843	—	—
					(19,935,779)
Conversion of Series E Convertible Preferred Stock	(3,913,669)	(79)	3,913,668,046	78,273	(78,194)	—	—

Reverse stock split of one share for every 300 shares on September 16, 2005	—	—	(4,894,088,796)	(97,881)	97,881	—	—

Stock based compensation expense					23,434		23,434

Net income						345,031	345,031

Balance at March 31, 2006	—	$—	17,034,857	$341	$12,945,514	$(10,770,254)	$2,175,601

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended
	March 31,
	2006	2005
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss)	$345,031	$(1,155,863)
Adjustments to reconcile net income (loss) to net cash provided by operations
Depreciation	186,260	238,668
Loss in equity of investments	102,005	15,791
Bad debt expense	74,186	45,636
Stock based compensation	23,434	—
Gain on the sale of equity investment	(200,000)	—
(Gain) loss on sale of fixed assets	(5,127)	5,544
Changes in operating assets and liabilities	—	—
Accounts receivable	(3,796,669)	10,622
Inventories	109,691	56,049
Prepaid expenses and other current assets	5,182	(310,928)
Other assets	169,437	(8,593)
Accounts payable	1,457,537	(221,493)
Accrued liabilities	2,010,572	297,999

Net cash provided by (used in) operating activities	481,539	(1,026,568)

Cash flow from investing activities
Purchase of property and equipment	(189,806)	(100,403)
Proceeds from the sale of property and equipment	16,250	28,396
Proceeds from the sale of equity investment	200,000	—

Net cash provided by (used in) investing activities	26,444	(72,007)

Cash flows from financing activities
Proceeds from line of credit	3,021,301	1,801,274
Proceeds from long-term debt	96,779	185,128
Proceeds from loan from stockholder	—	101,640
Repayment of line of credit	(3,092,599)	(1,750,058)
Repayment of long-term debt	(245,855)	(332,836)
Repayment of loan from shareholder	—	(101,640)
Repayment of capital leases	(42,545)	(66,208)

Net cash (used in) financing activities	(262,919)	(162,700)

Net increase (decrease) in cash and cash equivalents	245,064	(1,261,275)
Cash and cash equivalents at beginning of period	402,432	211,162
Cash and cash equivalents, acquired	—	1,723,408

Cash and cash equivalents at end of period	$647,496	$673,295

Supplemental disclosure of cash flow information Interest paid	$38,103	$30,459

Income taxes paid	$5,500	$37,845

Non-cash investing and financing activities

		$
Capital leases entered into	$60,730	—

     The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. History and Description of Business
Berliner Communications, Inc. (“Berliner”, “we”, “us” and “our”) was originally incorporated in Delaware in 1987 as Adina, Inc. (“Adina”). Adina’s corporate existence was permitted to lapse in February of 1996 and was subsequently reinstated as eVentures Group, Inc., (“eVentures”) in August of 1999. In December of 2000, eVentures changed its name to Novo Networks, Inc. (“Novo”) and on September 16, 2005, Novo changed its name to Berliner Communications, Inc.
On February 18, 2005, Novo entered into an asset purchase agreement with the former Berliner Communications, Inc. (“Old Berliner”) and BCI Communications, Inc. (“BCI”), a Delaware corporation and our wholly-owned subsidiary, whereby BCI acquired (the “Acquisition”) the operations and substantially all of the assets (the “Berliner Assets”) and liabilities of Old Berliner.
Founded in 1995, Old Berliner originally provided wireless carriers with comprehensive real estate site acquisition and zoning services. Over the course of the following 10 years, the service offerings were expanded to include radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modification and project management services. With the consummation of the Acquisition, BCI carries on the historical operations of Old Berliner. Unless otherwise specified or otherwise clear from the context, each reference to we, us, or BCI in this Quarterly Report will be deemed to be a reference to both us and the historical operations and activities of Old Berliner prior to February 18, 2005.
2. Basis of Presentation
Since the Acquisition was settled through the issuance of a controlling interest in Novo’s Common Stock, Old Berliner is deemed to be the acquirer for accounting purposes and adopted the accounting year-end of June 30. Furthermore, since Novo was deemed to be a shell company prior to the Acquisition, purchase accounting was not applied. Therefore, the transaction was accounted for as a reverse acquisition and recapitalization of Old Berliner.
The accompanying consolidated financial statements as of March 31, 2006, and for the three and nine months ended March 31, 2006, and 2005, respectively, have been prepared by us, without audit, pursuant to the interim financial statements rules and regulations of the United States Securities and Exchange Commission (“SEC”). The consolidated Statement of Operations for the three and nine months ended March 31, 2005 are that of Old Berliner through February 18, 2005, and ours from February 19, 2005 for each applicable period. In our opinion, the accompanying consolidated financial statements include all adjustments necessary to present fairly the results of our operations and cash flows at the dates and for the periods indicated. The results of operations for the interim periods are not necessarily indicative of the results for the full fiscal year. The accompanying consolidated financial statements should be read in conjunction with the audited consolidated financial statements included herein.
3. Accounting Policies
Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates being made include the allowance for doubtful accounts and percentage of completion of construction projects. Actual results could differ from those estimates.
Revenue Recognition. Revenue from radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modifications and project management services are recognized as work is performed. Revenue from real estate acquisition and zoning services is recognized upon the identification of an acceptable site and when the lease is signed between the landlord and customer. Revenue associated with multiple element contracts is allocated based on the relative fair value of the services included in the contract. Revenue from infrastructure equipment construction and installation contracts, which are generally completed within 90 days, is recorded under the percentage-of-completion method based on the percentage that total direct costs incurred to date bear to estimated total costs at completion. Losses on infrastructure equipment construction and installation contracts are recognized when such losses become known.
Risks and Uncertainties. Financial instruments that potentially subject us to concentrations of credit risk consist primarily of accounts receivable. We routinely assess the financial strength of our customers and do not require collateral or other security to support customer receivables. Credit losses are provided for in our consolidated financial statements in the form of an allowance for doubtful accounts. Our allowance for doubtful accounts is based upon the expected collectibility of all our accounts receivable. We determine our allowance by considering a number of factors, including the length of time it is past due, our previous loss history and the customer’s current ability to pay its obligation. Accounts receivable are written off when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.
Income (Loss) Per Share. We calculate earnings (loss) per share in accordance with SFAS No. 128, Earnings Per Share (“EPS”). SFAS No. 128 requires dual presentation of basic EPS and diluted EPS on the face of the income statement for all entities with complex capital structures. Basic EPS is computed as net income (loss) divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and convertible debentures.
Earnings per share in the accompanying Statement of Operations is computed based upon recapitalization accounting. Therefore, the weighted number of common shares utilized in the earnings per share computation for the three and nine months ended March 31, 2006, and 2005, was 17,034,857, 340,407, 12,375,299 and 157,084, respectively, and takes into account the deemed preferred stock dividends and reverse stock split referred in Note 8 below for both basic EPS and diluted EPS since the potential dilution from the exercise of stock options was immaterial.
Stock-based Compensation. We have a stock option plan, which is described more fully in Note 9. In December of 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). SFAS 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. This required us to adopt SFAS No.123(R) effective July 1, 2005. We have elected to adopt FAS 123(R) using a modified prospective application, whereby the provisions of the statement will apply going forward only from the date of adoption to new (issued subsequent to September 30, 2005) stock option awards, and for the portion of any previously issued and outstanding stock option awards for which the requisite service is rendered after the date of adoption (all of our previously issued options had fully vested prior to July 1, 2005). In addition, compensation expense must be recognized for any awards modified, repurchased, or cancelled after the date of adoption. Under the modified prospective application, no restatement of previously issued results is required. We use the Black-Scholes option-pricing model to measure fair value. This is the same method we used in prior years for disclosure purposes. The adoption of SFAS No. 123(R) did not have a significant impact on our overall results of operations or financial position.

4. Accounts Receivable
Accounts receivable at March 31, 2006, and June 30, 2005, consist of the following:

	March 31,	June 30,
	2006	2005
	(Unaudited)
Accounts receivable	$6,289,653	$4,209,743
Unbilled receivables	2,843,240	1,143,140

	9,132,893	5,352,883
Allowance for doubtful accounts	(149,535)	(91,572)

Total	$8,983,358	$5,261,311

Unbilled receivables principally represent the value of services rendered to customers not billed as of the balance sheet date. Unbilled receivables are generally billed within three months subsequent to the provision of the services.
For the three months ended March 31, 2006, we derived 93% of our total revenues from our six largest customers. Of those customers, all of them individually represented greater than 5% of net revenues, and four of them represented greater than 10% of net revenues for the period. In the three months ended March 31, 2006, the six customers represented approximately 33%, 16%, 14%, 14%, 11% and 7% of revenues, respectively.
For the nine months ended March 31, 2006, we derived 88% of our total revenues from our six largest customers. Of those customers, all of them individually represented greater than 5% of net revenues, and four of them represented greater than 10% of net revenues for the period. In the nine months ended March 31, 2006, the six customers represented approximately 25%, 20%, 18%, 14%, 7% and 5% of revenues, respectively.
5. Inventories
Inventories, which consist mainly of raw materials, are stated at the lower of cost or market value. Cost is determined using average cost method.
6. Accrued Liabilities
Accrued liabilities at March 31, 2006, and June 30, 2005, consist of the following:

	March 31,	June 30,
	2006	2005
	(Unaudited)
Employee compensation	$384,049	$192,702
Construction costs	3,654,964	1,937,786
Other	262,782	155,401

	$4,301,795	$2,285,889

7. Revolving Credit Facility
In March of 2005, BCI renewed its revolving credit facility with Presidential Corporation of Delaware Valley (“Presidential”), which provides for borrowings up to $1,250,000. The credit facility is available for working capital, capital expenditures and general corporate purposes. The credit facility interest rate is prime plus two percent (2%) (as of March 31, 2006, the prime rate was 7.75%).
The credit facility is secured by all of the BCI assets and a guaranty from us as collateral for the repayment of any borrowings under the credit facility and the balance outstanding at March 31, 2006, was approximately $424,500. The revolving credit facility is for periods of eight months with automatic renewals unless notice not to renew is given by either party sixty (60) days before the end of any period.
8. Recapitalization of Berliner Communications
In connection with the Acquisition, we entered into a voting agreement (the “Voting Agreement”), with Old Berliner, as a holder of a majority of our common stock and as the sole holder of our newly issued Series E Preferred Stockholders of all of our Series D Preferred Stock and more than two-thirds of the holders of our Series B Preferred Stock. The Voting Agreement provided for, among other things, the approval of certain amendments to our Certificate of Incorporation and the Certificates of Designation for the Series B Preferred Stock and the Series D Preferred Stock. Accordingly, the amendments to our Certificate of Incorporation and the Certificates of Designation were filed with the Delaware Secretary of State on September 16, 2005, to effect the recapitalization as follows:
•	To increase the aggregate number of shares that we will have the authority to issue from 225,000,000 to 6,600,000,000 shares, of which 6,000,000,000 shares will be shares of Common Stock, and 600,000,000 shares will be shares of Preferred Stock;

•	To change our name from Novo Networks, Inc. to Berliner Communications, Inc.;

•	To amend the Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock to reduce the conversion price of the Series B Convertible Preferred Stock to $0.014018, and thereby increase the number of shares of Common Stock issuable upon conversion of such shares of the Series B Convertible Preferred Stock to 321,015,546 (in the quarter ended September 30, 2005, we recorded a deemed dividend of approximately $6.4 million due to the reduction in the conversion price that appears on the accompanying Consolidated Statement of Operations in computing the net loss allocable to common shareholders);

•	To amend the Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock to reduce the conversion price of the Series D Convertible Preferred Stock to $0.014018, and thereby increase the number of shares of Common Stock issuable upon conversion of such shares of the Series D Convertible Preferred Stock to 675,773,394 (in the quarter ended September 30, 2005, we recorded a deemed dividend of approximately $13.5 million due to the reduction in the conversion price that appears on the accompanying Consolidated Statement of Operations in computing the net loss allocable to common shareholders);

•	To provide that, upon the filing of the Certificate of Amendment, all shares of the Series B Convertible Preferred Stock, Series D Convertible Preferred Stock, and Series E Convertible Preferred Stock will be automatically converted into Common Stock;

•	To effect a 1:300 reverse stock split, such that the outstanding shares of Common Stock and Convertible Preferred Stock will be reclassified and one new share of Common Stock will be issued for every 300 shares of existing Common Stock (which has been retroactively reflected in the accompanying financial statements); and

•	To amend the Certificate of Incorporation, such that, after giving effect to the reverse stock split, the aggregate number of shares that we will have the authority to issue is 22,000,000 shares, of which 20,000,000 shares will be shares of Common Stock, and 2,000,000 shares will be shares of Preferred Stock.
The deemed dividend on the Series B and D Convertible Preferred Stock was recorded as the excess of the fair value of the consideration transferred to the preferred holders as of the date of the Voting Agreement over the carrying value of the preferred stock on our balance sheet prior to the conversion. This amount is deemed to represent a return to the preferred holders and therefore, is treated in a manner similar to dividends paid to holders of preferred stock in the calculation of earnings per share.
9. Stock Compensation
In July 1999, Novo adopted a stock option and incentive plan, which Berliner adopted in its acquisition of Novo, and amended (the “Plan”). Pursuant to the Plan, our officers, employees and non-employee directors are eligible to receive awards of incentives and non-qualified stock options, performance awards, unrestricted awards, and restricted stock awards. Under the Plan, we are authorized to issue stock options or awards equal to 15% of the fully diluted outstanding common shares. The compensation committee of our board of directors is responsible for determining the type of award, when and to whom awards are granted, the number of shares and terms of the awards and the exercise price. The options are exercisable for a period not to exceed ten years from the date of the grant, unless otherwise approved by the committee. Vesting periods range from immediately to four years.
On December 21, 2005 the compensation committee of our board of directors approved a compensation program, for fiscal 2006, that includes granting 402,500 of options to qualifying employees and the fair value of these award was approximately $41,000. On March 20, 2006, the Administering Body of the Plan granted 107,800 additional options and the fair value of these awards was $11,100. Stock based compensation expense of approximately $13,200, and $23,400 was recorded during the three and nine months ended March 31, 2006. The fair value of each stock option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; expected volatility of 29% derived from peer company implied estimated volatility; expected term of four years based on our best estimate since we do not have any historical data; and risk-free interest rate of 4.43% for the December, 2005 grants and 4.64% for the March, 2006 grants based on the yield at the time of grant of a U.S. Treasury security with an equivalent remaining term.
The following table summarizes share-based award activity under our stock option plans:

	2001 Plan		1999 Plan		Non-Plan
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price
Balance at June 30, 2005	17,924	$1,387.50	6,700	$1,791.00	18,704	$6,787.76

Options granted at fair value value	—		510,300	$0.40	—
Options exercised	—		—	—	—
Options cancelled	200		13,200	$77.12	—

Outstanding at June 30, 2005	17,724	$1,387.50	503,800	$21.62	18,704	$6,787.76

Exercisable at June 30, 2005	17,724	$1,387.50	211,675	$50.92	18,704	$6,787.76

At March 31, 2006, the range of exercise prices, weighted average exercise price and weighted average remaining contractual life for options outstanding are as follows:

				Options Outstanding and Exercisable
				Number	Number	Weighted	Weighted
				of	of	Average	Average
	Option Price			Options	Shares	Exercise	Remaining
	Range			Outstanding	Exercisable	Price	Contractual Life

2001 Plan			$1,387.50	17,724	17,724	$1,387.50	5.00 years

1999 Plan			$0.40	497,300	205,175	$0.40	9.80 years
	$7.05	to	$8.01	417	417	$7.63	8.07 years
			$16.50	4,083	4,083	$16.50	7.92 years
	$3,000.00	to	8,550.00	2,000	2,000	$5,312.50	4.55 years

Non-Plan	$3,600.00	to	$6,900.00	18,704	18,704	$6,787.76	4.98 years
10. Related Party Transactions
We contract with RBI Real Estate, LLC (“RBI”) for the lease of certain vehicles used in our operations. This contract resulted in payment to RBI in an amount equal to $24,000 and $25,800 during the three months ended March 31, 2006, and 2005, respectively, and $73,200 and $75,400 during the nine months ended March 31, 2006, and 2005, respectively. RBI is owned by a current and a former senior executive officer.
11. Legal Proceedings
We and our subsidiaries are involved in legal proceedings from time to time, none of which we believe, if decided adversely to us or our subsidiaries, would have a material adverse effect on our business, financial condition or results of operations.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
     We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Securities and Exchange Commission registration fee	$811
Distribution Agent fees	$10,000
Printing and engraving expenses	$5,000
Legal fees and expenses	$23,000
Accountant fees and expenses	$15,000
Total	$53,811
Item 14. Indemnification of Directors and Officers
     Section 102 of the DGCL allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock purchase or redemption in violation of the DGCL or obtained an improper personal benefit.
     Our Certificate of Incorporation (the “Charter”) specifically limits each director’s personal liability, as permitted by Section 102 of the DGCL, and provides that if it is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.
     Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses (including attorneys’ fees, but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification will be made in the event of any adjudication of liability on the part of person to the corporation, unless a court believes that in view of all the circumstances indemnification should apply. Our Charter provides for indemnification of our directors, officers, employees and agents to the fullest extent permitted by the DGCL.
     Our bylaws also provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL against all expenses, liability and loss (including attorneys’ fees judgments, fines, special excise taxes or penalties on amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, including the right to require advancement by us of attorneys’ fees and other expenses incurred in defending any such proceeding in advance of its final disposition, provided that we receive an undertaking from such person to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified. We have entered into indemnification agreements with certain of our directors and executive officers, and we maintain a directors’ and executive officers’ liability insurance policy as permitted by our Charter and Bylaws.

Item 15. Recent Sales of Unregistered Securities
None.
Item 16. Exhibits and Financial Statement Schedules
     (a) Exhibits

EXHIBIT					FILED
NUMBER	DESCRIPTION	INCORPORATED BY REFERENCE			HEREWITH
		FORM	DATE	NUMBER
3.1	Amended and Restated Certificate of Incorporation of eVentures Group, Inc.	10-K	9/27/2005	3.1

3.2	Amendment to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on November 13, 2000.	10-K	9/27/2005	3.2

3.3	Amendment to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on December 11, 2000.	10-K	9/27/2005	3.3

3.4	Certificate of Amendment, dated September 16, 2005, to the Restated Certificate of Incorporation	10-K	9/27/2005	3.4

3.5	Certificate of Amendment, dated September 16, 2005, to the Restated Certificate of Incorporation	10-K	9/27/2005	3.5

3.6	Amended and Restated By-Laws of Novo Networks, Inc.	10-K	9/27/2005	3.6

5.1	Opinion of Andrews Kurth, LLP as to the validity of the shares				*

10.01	Stock Option Agreement, dated as of April 4, 2000 between eVentures Group, Inc. and Daniel J. Wilson. (compensatory agreement)	10-Q	5/15/2000	10.6

10.02	Stock Option Agreement, dated as of April 4, 2000 between eVentures Group, Inc. and Chad E. Coben. (compensatory agreement).	10-Q	5/15/2000	10.8

10.03	Stock Option Agreement, dated as of April 4, 2000 between eVentures Group, Inc. and Barrett N. Wissman. (compensatory agreement).	10-Q	5/15/2000	10.10

10.04	Stock Option Agreement, dated as of April 17, 2000 between eVentures Group, Inc. and Susie C. Holliday. (compensatory agreement).	10-Q	5/15/2000	10.14

10.05	Amendment to Non-Qualified Stock Option Agreement between eVentures Group, Inc. and Susie C. Holliday, dated October 2, 2000.	10-Q	11/14/2000	10.7

10.06	Common Stock Subscription Agreement, dated as of April 4, 2000, by and among eVentures Group, Inc. and the signatories thereto.	10-Q	5/15/2000	10.15

10.07A	Form of New Directors and Officers Indemnification Agreement.	10-K	9/28/2000	10.49A

10.07B	Schedule of Parties to New Directors and Officers Indemnification Agreement.	10-K	9/28/2000	10.49B

10.08A	Form of Incumbent Directors and Officers Indemnification Agreement.	10-K	9/28/2000	10.50A

10.08B	Schedule of Parties to Incumbent Directors and Officers Indemnification Agreement.	10-K	9/28/2000	10.50B

10.09	2001 Equity Incentive Plan	10-Q	5/15/2000	10.1

10.10A	Employment Agreement, dated as of March 10, 2000, between IGS Acquisition Corporation and Patrick G. Mackey. (compensatory agreement)	10-K	9/28/2001	10.42

EXHIBIT					FILED
NUMBER	DESCRIPTION	INCORPORATED BY REFERENCE			HEREWITH
		FORM	DATE	NUMBER
10.10B	Amendment No. 1 to Employment Agreement between eVentures Group, Inc. and Patrick G. Mackey, dated as of September 25, 2000.	10-K	9/28/2001	10.42

10.10C	Amendment No. 2 to Employment Agreement between Novo Networks, Inc. and Patrick G. Mackey, dated as of January 10, 2001.	10-K	9/28/2001	10.42

10.11	Purchase Agreement by and among Novo Networks, Inc., Paciugo Management LLC, Ad Astra Holdings LP, Ugo Ginatta, Cristiana Ginatta and Vincent Ginatta	8-K	1/03/03	10.1

10.12	Nonqualified Stock Option Agreement between the Registrant and Barrett N. Wissman	10-Q	5/15/03	10.1

10.13	Nonqualified Stock Option Agreement between the Registrant and Steven W. Caple	10-Q	5/15/03	10.2

10.14	Nonqualified Stock Option Agreement between the Registrant and Jan Robert Horsfall	10-Q	5/15/03	10.3

10.15	Nonqualified Stock Option Agreement between the Registrant and John Stevens Robling	10-Q	5/15/03	10.4

10.16	Nonqualified Stock Option Agreement between the Registrant and Russell W. Beiersdorf	10-Q	5/15/03	10.5

10.17	Nonqualified Stock Option Agreement between the Registrant and Patrick Mackey	10-Q	5/15/03	10.6

10.18	Nonqualified Stock Option Agreement between the Registrant and Susie C. Holliday	10-Q	5/15/03	10.7

10.19	Non-Qualified Stock Option Agreement dated as of February 27, 2004 between Novo Networks, Inc. and Barrett N. Wissman	10-Q	5/17/07	10.1

10.20	Non-Qualified Stock Option Agreement dated as of February 27, 2004 between Novo Networks, Inc. and John Stevens Robling, Jr.	10-Q	5/17/04	10.2

10.21	Non-Qualified Stock Option Agreement dated February 27, 2004 between Novo Networks, Inc. and Russell W. Beiersdorf	10-Q	5/17/04	10.3

10.22	Employment Agreement between Berliner Communications, Inc. and Richard B. Berliner, dated January 6, 2006.	10-Q	2/17/2005	10.16

10.23	Employment Agreement between Berliner Communications, Inc. and Patrick G. Mackey, dated January 6, 2006.	10-Q	2/17/2005	10.17

21.1	Subsidiaries of the Registrant				X

23.1	Consent of BDO Seidman, LLP				X

23.2	Consent of Grant Thornton LLP				X

24.1	Powers of Attorney (included on signature pages)

*	To Be Filed By Amendment

Item 17. Undertakings
     (a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
          Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.
(b)	In so far as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Elmwood Park, New Jersey, on the 14th day of July, 2006.

Berliner Communications, Inc.

By:	/s/ Richard B. Berliner
Name:	Richard B. Berliner
Title:	Chairman and Chief Executive Officer
     Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 14, 2006. Each person whose signature appears below constitutes and appoints Richard B. Berliner and Patrick G. Mackey, each or either of them, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended and to file the same, with all the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be don in and about the premises as fully, to all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURE	TITLE

/s/ Richard B. Berliner	Chairman and Chief Executive Officer
Richard B. Berliner	(Principal Executive Officer)

/s/ Patrick G. Mackey	Senior Vice President and Chief Financial Officer
Patrick G. Mackey	(Principal Financial and Accounting Officer)

/s/ Mark S. Dailey	Director
Mark S. Dailey

/s/ Peter J. Mixter	Director
Peter J. Mixter

/s/ Mehran Nazari.	Director
Mehran Nazari

/s/ John Stevens Robling, Jr.	Director
John Stevens Robling, Jr.